Filed Pursuant to Rule 424(b)(5)
Registration No. 333-253674
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, par value $0.01 per share	16,938,148	$91.00	$1,541,371,468.00	$168,163.63

(1)
The filing fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 1, 2021)
16,938,148 Shares

Royal Caribbean Cruises Ltd.
Common Stock
We are offering 16,938,148 shares of our common stock, par value $0.01 per share (our “common stock”). We will receive all of the net proceeds from this offering.
Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “RCL.” On February 26, 2021, the last reported sale price of our common stock on the NYSE was $93.27 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-14 of this prospectus supplement and on page 6 of the accompanying prospectus, and under similar headings in the other documents that we have filed or that are filed after the date hereof and incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per Share	Total
Public Offering Price	$91.0000	$1,541,371,468.00
Underwriting Discount(1)	$2.4125	$40,863,282.05
Proceeds to the Company (before expenses)	$88.5875	$1,500.508,185.95

(1)
See “Underwriting” for a description of compensation payable to the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares on or about March 3, 2021.
Morgan Stanley BofA Securities
The date of this prospectus supplement is March 1, 2021.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized any person to provide any information or represent anything about us other than what is contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. None of the information on our websites referred to in this prospectus supplement or accompanying prospectus is incorporated by reference herein. We do not, and the underwriters and their affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, information that others may provide you. We are not, and the underwriters and their affiliates and agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. This prospectus supplement describes the specific details regarding this offering of our common stock. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the earlier-dated documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described under “Incorporation of Documents by Reference.”
This prospectus supplement also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties other than as described herein.

S-ii

SUMMARY
This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. Before making an investment decision, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the section under the heading “Risk Factors” herein and in the documents incorporated by reference, before investing in our common stock. As used in this prospectus supplement, unless otherwise indicated or the context otherwise requires, the terms “Royal Caribbean,” “Royal Caribbean Group,” the “Company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd. (d/b/a Royal Caribbean Group) and its consolidated subsidiaries. The terms “Royal Caribbean International,” “Celebrity Cruises,” “Azamara” and “Silversea Cruises” refer to our wholly-owned global cruise brands. “TUI Cruises” and “Hapag-Lloyd Cruises” refer to regional brands in which we hold an ownership interest. In accordance with cruise vacation industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.
Royal Caribbean Group
We are a global cruise company. We control and operate four global cruise brands: Royal Caribbean International, Celebrity Cruises, Azamara and Silversea Cruises (collectively, our “Global Brands”). We also own a 50% joint venture interest in the German brand TUI Cruises, which operates the German brands TUI Cruises and Hapag-Lloyd Cruises (collectively our “Partner Brands”). Together, our Global Brands and our Partner Brands operate a combined total of 61 ships in the cruise vacation industry with an aggregate capacity of approximately 137,930 berths as of December 31, 2020.
Our ships operate on a selection of worldwide itineraries that call on more than 1,000 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world, which primarily focus on sales and market development.
We had a net loss attributable to Royal Caribbean Cruises Ltd. of $(5.8) billion, adjusted net loss attributable to Royal Caribbean Cruises Ltd. of $(3.9) billion and Adjusted EBITDA of $(1.6) billion in 2020 on $2.2 billion in revenues compared to net income attributable to Royal Caribbean Cruises Ltd. of $1.9 billion, adjusted net income attributable to Royal Caribbean Cruises Ltd. of $2.0 billion and Adjusted EBITDA of $3.4 billion in 2019 on $11.0 billion in revenues. Passenger ticket revenues accounted for approximately 68% and 72% of total revenues in 2020 and 2019, respectively. Passenger ticket revenues generated by sales originating in countries outside of the United States were approximately 33% of total passenger ticket revenues in 2020 and 35% in 2019.
See “— Summary Financial and Other Data” for the definitions of adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd. and Adjusted EBITDA and a reconciliation of each measure to net (loss) income.
Recent Developments
COVID-19
The disruptions to our operations resulting from the COVID-19 pandemic (“COVID-19”) have had, and continue to have, a material negative impact on our financial condition and results of operations. The outbreak of COVID-19 has resulted in an unprecedented global response to contain the spread of the disease. These global efforts have resulted in travel restrictions and created significant uncertainty regarding worldwide port closures and availability of ports and destinations generally. As part of the global containment effort, we previously announced a voluntary suspension of our Global Brands’ cruise operations beginning March 13, 2020, which has been extended through at least April 30, 2021, for most of our cruise operations. As of February 23, 2021, four of our ships were operating with guests onboard.
We continue to work with government and health authorities across the globe to address the unique public health challenges posed by COVID-19 and expect to re-start our global cruise operation in a phased manner. Notably, we resumed limited cruise operations outside of the U.S. in July and September with TUI Cruises and Hapag-Lloyd, respectively, for a limited period. Recently, we also received approval from the

Singaporean Government to resume sailings out of Singapore. As a result, Quantum of the Seas, a ship from the Royal Caribbean International fleet, resumed cruising from Singapore in December 2020. These initial cruises are and will most likely continue to take place with reduced guest occupancy, modified itineraries and enhanced health protocols developed in collaboration with governments and health authorities.
CDC Framework for Conditional Sailing Order
On and effective as of October 30, 2020, the U.S. Centers for Disease Control and Prevention (“CDC”) issued a Framework for Conditional Sailing Order (the “Conditional Order”) that will conditionally permit cruise ship passenger operations in U.S. waters under certain conditions and using a phased approach. The Conditional Order replaces the CDC’s “no sail” order that expired on October 31, 2020 and will remain in effect until the earlier of (1) the expiration of the Secretary of Health and Human Services’ declaration that COVID-19 constitutes a public health emergency, (2) the rescission or modification by the CDC Director of the Conditional Order based on specific public health or other considerations, or (3) November 1, 2021.
We are working with both the CDC and the Healthy Sail Panel (“HSP”), formed in June 2020 by us and Norwegian Cruise Line Holdings Ltd. and composed of leading experts in relevant fields, including epidemiology, infectious diseases, public policy and regulation, engineering and general health safety, to prepare and develop our plan to meet the framework for the Conditional Order. While the Conditional Order represents an important step in our return to service, many uncertainties remain as to the specifics, timing and costs of administering and implementing the requirements of the Conditional Order, some of which may be significant. Further, the Conditional Order contemplates that the CDC may issue additional requirements through technical instructions or orders as needed and that the phases described above will be further determined based on public health considerations, including the trajectory of the pandemic and the ability of cruise ship operators to successfully employ measures that mitigate the risk of COVID-19. Based on our assessment of these conditions or for other reasons, we may determine it necessary to further extend our voluntary suspension of our Global Brands’ cruise sailings which currently extends through at least April 30, 2021, for most of our cruise operations.
Update on Bookings
Booking activity for the second half of 2021 is aligned with our anticipated resumption of cruises. Pricing on these bookings is higher than 2019 both including and excluding the dilutive impact of future cruise credits (FCCs). While the brands are still in the process of opening for sale the remainder of their 2022/2023 seasons, first and second quarter 2022 sailings have been open for some time. Cumulative advance bookings for the first half of 2022 are within historical ranges and at higher prices. This was achieved with minimal sales and marketing spend, which we believe highlights a strong long-term demand for cruising.
Since our quarterly filing for the quarter ended September 30, 2020, approximately 75% of bookings made for 2021 are new and the rest are due to the redemption of FCCs and our “Lift & Shift” program. We continue to provide guests who were booked on a suspended sailing with the option to request a refund, to receive an FCC, or to “lift and shift” their booking to the following year.
As of December 31, 2020, we had $1.8 billion in customer deposits of which approximately 50% are FCCs and the rest are related to new bookings. Since the suspension of operations, approximately 53% of the guests booked on cancelled sailings have requested cash refunds.
Update on Recent Liquidity Actions and Ongoing Uses of Cash
As of December 31, 2020, we had liquidity of approximately $4.4 billion in the form of cash and cash equivalents of $3.7 billion and a $0.7 billion commitment through August 12, 2021, for a 364-day term loan facility. As of December 31, 2020, our revolving credit facilities were fully utilized through a combination of amounts drawn and letters of credit issued under the facilities. Since the suspension of our global cruise operations, we have taken aggressive actions to enhance our liquidity through significant cost and capital expenditure reductions, cash preservation measures and by obtaining additional financing. Given the current environment, we continue to work to bolster our liquidity so we are well positioned for recovery.

Reduced Operating Expenses
We have taken significant actions to reduce operating expenses during the suspension of our global cruise operations. In particular, we:
•
significantly reduced ship operating expenses, including crew payroll, food, fuel, insurance and port charges;

•
further reduced operating expenses as our ships transitioned during 2020 into various levels of layup;

•
eliminated or significantly reduced marketing and selling expenses in 2020;

•
reduced and furloughed our workforce, with approximately 23% of our U.S. shoreside employee base being impacted; and

•
suspended travel for shoreside employees and instituted a hiring freeze across the organization.

We may seek to further reduce our average monthly expenses under a further prolonged non-revenue scenario and during the restart of operations. This includes consideration of additional vessels heading to cold layup as well as further assessment of our shoreside workforce, including those coming back from furlough.
Reduced Capital Expenditures
Since the start of February 2020, we have identified approximately $4.2 billion of total capital expenditure reductions or deferrals in 2020 and 2021. The reductions or deferrals of capital expenditures are comprised of the following:
•
$1.4 billion of non-newbuild, discretionary capital expenditures; and

•
$2.8 billion in reduced spend or deferred installment payments for newbuild related payments which we are currently finalizing.

COVID-19 has impacted shipyard operations which have and will continue to result in delays of our previously contracted ship deliveries. During 2021, we expect the delivery of Odyssey of the Seas and Silver Dawn during the first and fourth quarters, respectively. As it relates to 2022, we have two ship deliveries scheduled: Wonder of the Seas and Celebrity Beyond. The exact duration of the ship delivery delays is currently under discussion with the impacted shipyards.
Debt Maturities, New Financings and Other Liquidity Actions
Since the start of February 2020, we have taken several additional actions to further improve our liquidity position and manage cash flow. In particular, we:
•
increased the capacity under our unsecured revolving credit facilities by $0.6 billion, and fully drew on both facilities;

•
entered into a $2.35 billion 364-day senior secured loan agreement in March of 2020, which was repaid in May of 2020 with proceeds from the $3.32 billion of our 10.875% Senior Secured Notes due 2023 and 11.500% Senior Secured Notes due 2025 (collectively, the “Secured Notes”) discussed below;

•
issued $3.32 billion in Secured Notes, of which $1.0 billion are due in 2023 and $2.32 billion are due in 2025. The previously mentioned $2.35 billion, 364-day senior secured loan was repaid in its entirety with a portion of the proceeds of these notes. The Secured Notes are unconditionally guaranteed by Celebrity Cruises Holdings Inc., Celebrity Cruises Inc. and certain of our wholly-owned vessel-owning subsidiaries. $1.66 billion of the obligations under the Secured Notes and the related guarantees are secured by first priority security interests in collateral, which includes certain of our material intellectual property, a pledge of 100% of the equity interests of certain of our vessel-owning subsidiaries and mortgages on the 28 vessels owned by such subsidiaries;

•
secured deferrals of existing debt amortization under our export-credit agency (“ECA”) backed debt facilities which increased our liquidity by an additional $1.9 billion;

•
issued $1.0 billion senior guaranteed notes (“Unsecured Notes”) maturing 2023;

•
issued $1.725 billion senior convertible notes maturing 2023;

•
qualified for a government commercial paper program by the Bank of England and issued £300.0 million, or approximately $409.9 million, of unsecured commercial paper thereunder;

•
secured a commitment for a $700.0 million 364-day term loan facility (the “$700M Liquidity Facility”) available for draw any time prior to August 12, 2021;

•
issued approximately 22.6 million shares of common stock for approximately $1.6 billion; and

•
agreed with certain of our lenders that we will not pay dividends or engage in stock repurchases until at least the third quarter of 2022.

Scheduled debt maturities for 2021 are $0.4 billion. We estimate our cash burn to be, on average, in the range of approximately $250 million to $290 million per month during a prolonged suspension of operations and our average cash burn rate for the fourth quarter ended December 31, 2020 was consistent with this range. This range includes all interest expenses, ongoing ship operating expenses, administrative expenses, hedging costs, expected necessary capital expenditures (net of committed financings in the case of newbuilds) and excludes changes in customer deposits, commissions, principal repayments, and fees and collateral postings related to financing and hedging activities.
As we return our fleet into service, we have incurred, as it relates to existing operations, and will continue to incur, incremental spend as we bring the ships out of their various levels of layup, return the crew to our vessels, take the necessary steps to ensure compliance with the recommended protocols and gear up our sales and marketing activities.
We continue to identify and evaluate further actions to enhance our liquidity and support our recovery. These include and are not limited to further reductions in capital expenditures, operating expenses and administrative costs, additional financings, and refinancings.
Both our non-ECA and our ECA facilities contain covenants that require us, among other things, to maintain a fixed charge coverage ratio of at least 1.25x and limit our net debt-to-capital ratio to no more than 62.5%, and under certain facilities, to maintain minimum shareholders’ equity. During the course of 2020, we amended our ECA facilities and substantially all of our non-ECA facilities totaling an outstanding amount of $11.2 billion as of December 31, 2020, as well as our credit card processing agreements in order to waive the applicable financial covenants through and including the fourth quarter of 2021. The remainder of our credit facilities with financial covenants (totaling $130 million as of December 31, 2020) benefit from a financial covenant waiver through and including the first quarter of 2021. Certain of these amended agreements impose a monthly-tested liquidity covenant. As of December 31, 2020, the minimum liquidity requirement was $350.0 million. Pursuant to these amendments, we have also agreed that we will not pay cash dividends or effectuate share repurchases during the waiver period unless we are in compliance with the fixed charge coverage covenant as of the end of the most recently completed quarter for the duration of the waiver period.
During the first quarter of 2021, we amended $4.9 billion of our non-ECA facilities and certain of our credit card processing agreements to extend the waiver of the financial covenants through and including the third quarter of 2022 or, if earlier, that date falling after January 1, 2022 on which we elect to comply with the modified covenants. In addition, pursuant to the amendments, we have modified the manner in which such covenants are calculated (temporarily in certain cases and permanently in others) as well as the levels at which our net debt to capitalization covenant will be tested during the period commencing immediately following the end of the waiver period and continuing through the end of 2023. The amendments also increase the monthly-tested minimum liquidity covenant to $500 million for the duration of the waiver period (subject to reduction to $350 million if we raise at least $500 million of additional capital). As of the date of this prospectus supplement, we were in compliance with the applicable minimum liquidity covenant. Pursuant to these amendments, the restrictions on paying cash dividends and effectuating share repurchases were extended through and including the third quarter of 2022.

During the first quarter of 2021, we also amended $6.3 billion of our ECA facilities to extend the waiver of the financial covenants through and including at least the end of the third quarter of 2022. These amendments also defer $1.15 billion of principal payments due between April 2021 and April 2022. The deferred amounts will be repayable semi-annually over a five-year period starting in April 2022. Pursuant to these amendments, we have agreed to implement the same liquidity covenant that applies in our non-export credit facilities. The amendments also provide for mandatory prepayment of the deferred amounts upon the taking of certain actions. Subject to a number of carve-outs, these include, but are not limited to, issuance of dividends, completion of share repurchases, issuances of debt other than for crisis and recovery purposes, the making of loans and the sale of assets other than at arm’s length.
In addition, in the fourth quarter of 2020 and the first quarter of 2021, we also entered into amendments to our drawn and undrawn ECA facilities to provide for the issuance of guarantees in satisfaction of existing obligations under these facilities. Following issuance, which in the case of the undrawn facilities, will occur once the debt is drawn, the guarantees will be released under certain circumstances as other debt is repaid or refinanced on an unsecured and unguaranteed basis. In connection with and following the issuance of the guarantees, the guarantor subsidiaries are restricted from issuing additional guarantees in favor of lenders, other than those lenders who are party to the ECA facilities, and certain of the guarantor subsidiaries are restricted from incurring additional debt. In addition, the ECA facilities will benefit from guarantees to be issued by intermediary parent companies of subsidiaries that take delivery of any new vessels subject to ECA backed financing.
Sale of Azamara to Sycamore Partners
On January 19, 2021, we announced that we entered into a definitive agreement to sell the Azamara brand, including its three-ship fleet with an aggregate capacity of approximately 2,100 berths, and associated intellectual property, to Sycamore Partners for $201.0 million. The transaction is subject to customary conditions and is expected to close in the first quarter of 2021.
Additional Information
Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com, www.azamara.com, www.silversea.com, www.tuicruises.com and www.hl-cruises.com. Information for our investors is available at www.rclcorporate.com. The information on our websites is not incorporated into this prospectus supplement.

The Offering
Issuer
Royal Caribbean Cruises Ltd.
Common stock offered by us
16,938,148 shares of common stock.
Number of shares outstanding before this offering
237,620,970 shares.
Number of shares to be outstanding after this
offering
254,559,118 shares of common stock.
Use of Proceeds
We estimate that the net proceeds from this offering will be approximately $1,499.8 million, after deducting the underwriters’ discounts and estimated offering expenses.
We intend to use the proceeds of this offering for general corporate purposes. See “Use of Proceeds.”
NYSE symbol for our common stock
RCL
Transfer agent and registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Payment and settlement
The shares are expected to be delivered against payment on March 3, 2021. The shares will be registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. In general, beneficial ownership interests in the shares will be shown on, and transfers of these beneficial ownership interests will be effected only through, records maintained by DTC and its direct and indirect participants.
Risk Factors
Investing in our common stock involves risks. You should carefully consider all the information contained or incorporated by reference in this prospectus supplement prior to investing in our common stock. In particular, we urge you to carefully consider the information set forth in the section titled “Risk Factors” beginning on page S-14 of this prospectus supplement and in “Item 1A — Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2020 for a description of certain risks you should consider before investing in our common stock.
Unless indicated, all figures:
•
exclude up to 29,517,395 shares of common stock issuable upon the conversion of our convertible notes outstanding on the date hereof;

•
exclude 1,289,327 shares of common stock to be issued upon exercise of outstanding stock options, unvested or unsettled restricted stock units and unvested performance share units under the Company’s 2008 Equity Incentive Plan, as of December 31, 2020; and

•
exclude 61,392 shares of common stock reserved for issuance under the Company’s Employee Stock Purchase Plan, as of December 31, 2020.

Summary Financial and Other Data
The selected financial data set forth below for the years ended December 31, 2020, 2019 and 2018 and as of December 31, 2020 and 2019 is derived from our consolidated financial statements incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2020. The selected financial data set forth below for the years ended December 31, 2017 and 2016 and as of December 31, 2018, 2017 and 2016 is derived from our consolidated financial statements not incorporated by reference in this prospectus supplement and has been conformed to current presentation.
The data set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2020.
	Year Ended December 31,
	2020(1)	2019(1)	2018(1)	2017	2016
	(dollars in thousands)
Operating data:
Total revenues	$2,208,805	$10,950,661	$9,493,849	$8,777,845	$8,496,401
Operating (loss) income	$(4,601,557)	$2,082,701	$1,894,801	$1,744,056	$1,477,205
Net (loss) income attributable to Royal Caribbean Cruises Ltd.(2)	$(5,797,462)	$1,878,887	1,811,042	$1,625,133	$1,283,388
Balance sheet data:
Total assets(3)(4)	$32,465,187	$30,320,284	$27,698,270	$22,360,926	$22,310,324
Total debt including capital leases and commercial paper	$19,329,043	$11,034,876	$10,777,699	$7,539,451	$9,387,436
Total shareholders’ equity	$8,760,669	$12,163,846	$11,105,461	$10,702,303	$9,121,412
Cash flow data:
Net cash provided by (used in):
Operating activities	$(3,731,653)	$3,716,366	$3,479,139	$2,874,566	$2,516,690
Investing activities	$(2,178,566)	$(3,091,406)	$(4,489,158)	$(213,592)	$(2,724,892)
Financing activities	$9,349,788	$(670,371)	$1,198,073	$(2,675,796)	$243,809
Capital expenditures	$(1,965,131)	$(3,024,663)	$(3,660,028)	$(564,138)	$(2,494,363)
Non-GAAP financial data:
Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd.(9)	$(3,924,579)	$2,002,847	$1,873,363	$1,625,133	$1,314,689
Adjusted EBITDA(25)	$(1,634,372)	$3,366,180	$2,960,680	$2,695,250	$2,381,765
Ratio of Adjusted EBITDA to Interest Expense, net of interest capitalized	(1.94)x	8.24x	8.87x	8.98x	7.75x
Selected operational data:
Net Yields(27)	*	208.88	$195.78	$187.35	175.86
Net Cruise Costs per Available Passenger Cruise Days (“APCD”)(28)	*	$127.81	$118.68	$114.37	$112.94
Net Cruise Costs Excluding Fuel per APCD(28)	*	$110.97	$100.19	$95.93	$94.09

	Year Ended December 31,
	2020(1)	2019(1)	2018(1)	2017	2016
	(dollars in thousands)
Selected passenger data:
Passengers carried(5)	1,295,144	6,553,865	6,084,201	5,768,496	5,754,747
Passenger cruise days(5)(6)	8,697,893	44,803,953	41,853,052	40,033,527	40,250,557
APCD(5)(7)	8,539,903	41,432,451	38,425,304	36,930,939	37,844,644
Occupancy percentage(5)(8)	101.9%	108.1%	108.9%	108.4%	106.4%

*
Although reported in previous periods, we did not report or reconcile our Gross Yields, Net Revenues, Net Yields, Gross Cruise Costs, Net Cruise Costs and Net Cruise Costs Excluding Fuel, as defined in our Annual Report on Form 10-K for the year ended December 31, 2019. Historically, we have utilized these financial metrics to measure relevant rate comparisons to other periods. However, our 2020 reduction in capacity and revenues and the shift in the nature of our running costs due to the suspension of our operations as a result of the COVID-19 pandemic do not allow for a meaningful comparison to the prior period metrics and as such these metrics have been excluded from this prospectus supplement.

(1)
On July 31, 2018, we acquired a 66.7% equity stake in Silversea Cruises from Heritage Cruise Holding Ltd., previously known as Silversea Cruises Group Ltd., for $1.02 billion in cash and contingent consideration (the “2018 Silversea Acquisition”). On July 9, 2020, we acquired the 33.3% interest in Silversea Cruises that we did not already own (the “noncontrolling interest”) from Heritage Cruise Holding Ltd. (“Heritage”). As a result of the acquisition, Silversea Cruises is now a wholly owned cruise brand. As consideration for the noncontrolling interest, we issued to Heritage 5.2 million shares of common stock, par value $0.01 per share, of Royal Caribbean Cruises Ltd. Pursuant to the agreement governing the acquisition, among other things, the parties terminated any existing obligation to issue Heritage any contingent consideration, at fair value, in connection with our acquisition of a 66.7% interest in Silversea Cruises on July 31, 2018. The share purchase did not result in a change of control. For reporting purposes, we include Silversea Cruises’ results of operations on a three-month reporting lag from October 1, 2019 through September 30, 2020 in our consolidated results of operations for the year ended December 31, 2020; from October 1, 2018 through September 30, 2019 in our consolidated results of operations for the year ended December 31, 2019 and from the July 31, 2019 date of acquisition through September 30, 2018 in our consolidated results of operations for the year ended December 31, 2018.

(2)
Amount for 2017 includes a gain of $30.9 million related to the sale of Legend of the Seas.

(3)
We reclassified prepaid commissions of $64.6 million from customer deposits to prepaid expenses and other assets in our consolidated balance sheet as of December 31, 2017 in order to conform to the current year presentation.

(4)
Upon adoption of the new lease accounting guidance effective January 1, 2019, we recognized right-of-use assets relating to operating leases within operating lease right-of-use assets in our consolidated balance sheet. As of December 31, 2019, we reported operating lease right-of-use assets of $687.6 million in our consolidated balance sheet. The comparative information presented has not been recast and continues to be reported under the accounting standards in effect for those periods.

(5)
Amounts for 2016 do not include November and December 2015 amounts for Pullmantur as the net Pullmantur result for those months was included within Other (expense) income in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2016, as a result of the elimination of the Pullmantur two-month reporting lag, and did not affect Gross Yields, Net Yields, Gross Cruise Costs, Net Cruise Costs and Net Cruise Costs excluding Fuel. Additionally, effective August 2016, we no longer include Pullmantur in these amounts.

(6)
Represents the number of passengers carried for the period multiplied by the number of days of their respective cruises.

(7)
Represents double occupancy per cabin multiplied by the number of cruise days for the period, which excludes canceled cruise days and drydock days. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers that cause our cruise revenue and expenses to vary.

(8)
Occupancy, in accordance with cruise vacation industry practice, is calculated by dividing passenger cruise days by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

(9)
Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd. represents net (loss) income less net income attributable to noncontrolling interest, excluding certain items that we believe adjusting for is meaningful when assessing our performance on a comparative basis and therefore would be useful for equity investors. Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd. is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. The following table reconciles net (loss) income attributable to Royal Caribbean Cruises Ltd. to adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd. for the periods presented:

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(dollars in thousands)
Net (loss) income attributable to Royal Caribbean Cruises Ltd.	$(5,797,462)	$1,878,887	$1,811,042	$1,625,133	$1,283,388
Impairment and credit losses(10)	1,566,380	—	—	—	—
Equity investment impairment(11)	39,735	—	—	—	—
Recognition of deferred currency translation adjustment loss on sale of assets(12)	69,044	—	—	—	—
Pullmantur reorganization settlement(13)	21,637	—	—	—	—
Oasis of the Seas incident, Grand Bahama’s drydock write-off and other incidental expenses(14)	(1,938)	35,239	—	—	—
Change in the fair value of contingent consideration and amortization of Silversea Cruises intangible assets related to Silversea Cruises acquisition(15)(22)	(33,814)	30,675	2,046	—	—
Convertible debt amortization of debt discount(16)	46,546	—	—	—	—
Loss on extinguishment of debt(17)	41,109	6,326	—	—	—
Net loss related to the elimination of Pullmantur reporting lag(18)	—	—	—	—	21,656
Net gain related to the sale of the Pullmantur and CDF Croisières de France brands	—	—	—	—	(3,834)
Restructuring charges and other initiative expenses(19)	51,853	13,707	—	—	13,479
Impairment loss related to Skysea Holding International Ltd. (“Skysea Holding”) (20)	—	—	23,343	—	—
Impairment and other costs related to exit of tour operations business(21)	—	—	11,255	—	—
Transaction and integration costs related to the 2018 Silversea Acquisition(15)	—	2,048	31,759	—	—
Noncontrolling interest adjustment(23)	72,331	35,965	3,156	—	—
Impact of change in accounting principle(24)	—	—	(9,238)	—	—
Adjusted net (loss) income attributable to Royal Caribbean Cruises Ltd.	$(3,924,579)	$2,002,847	$1,873,363	$1,625,133	$1,314,689

(10)
Represents asset impairment and credit losses recorded in 2020 as a result of the impact of COVID-19.

(11)
Represents equity investment asset impairment, primarily for our investment in Grand Bahama Shipyard, recorded in the first quarter of 2020 as a result of the impact of COVID-19.

(12)
Represents currency translation losses recognized in connection with the ships sold in 2020 that were previously chartered to Pullmantur.

(13)
Represents estimated cash refunds expected to be paid to Pullmantur guests and other expenses incurred as part of the Pullmantur S.A. reorganization.

(14)
In 2020, amount includes net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas. In 2019, amount includes incidental costs, net of insurance recoveries, of $14.5 million related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas, which were reported primarily within other operating expenses in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2019; and $20.7 million regarding the Grand Bahama incident involving one of its drydocks, included within Equity investment (loss) income in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2019.

(15)
Related to the Silversea Cruises 2018 acquisition.

(16)
Represents the amortization of non-cash debt discount on our convertible notes.

(17)
In 2020, represents the loss on the extinguishment of the $2.35 billion 364-day senior secured term loan. In 2019, represents the loss on the extinguishment of the $700 million 364-day loan related to the 2018 Silversea Cruises acquisition and the remaining balance of the unsecured term loan originally incurred in 2010 to purchase Allure of the Seas.

(18)
Effective January 1, 2016, we eliminated the two month-reporting lag of Pullmantur Holdings, the parent company of the Pullmantur and CDF Croisières de France brands, to be consistent with our fiscal calendar. The elimination of the Pullmantur reporting lag represented a change in accounting principle which we believed to be preferable because it provided more current information to the users of our financial statements. Accordingly, the results of Pullmantur Holdings for November and December 2015 are included in our statement of comprehensive income (loss) for the year ended December 31, 2016.

(19)
Represents restructuring charges incurred in relation to the reduction in our U.S. workforce in the second quarter of 2020, the reorganization of our international sales and marketing structure in 2020 and 2019, and the right-sizing of our international offices and Pullmantur brand operations in 2016, as well as other initiative expenses primarily related to the restructuring activities in those years.

(20)
During 2018, we recognized an impairment charge of $23.3 million to write down our investment balance, debt facility and other receivables due from Skysea Holding to their net realizable value.

(21)
In 2014, we created a tour operations business that focused on developing, marketing and selling land based tours around the world through an e-commerce platform. During the second quarter of 2018, we decided to cease operations and exit this business. As a result, we incurred exit costs, primarily consisting of fixed asset impairment charges and severance expense.

(22)
The purchase price for the Silversea Cruises acquisition was allocated based on estimates of the fair value of assets acquired and liabilities assumed at the acquisition date, with the excess allocated to goodwill.

(23)
Adjustment made to exclude the impact of the contractual accretion requirements associated with the put option held by the Silversea Cruises noncontrolling interest prior to the July 2020 noncontrolling interest purchase.

(24)
In January 2018, we elected to change our accounting policy for recognizing stock-based compensation expense from the graded attribution method to the straight-line attribution method for time-based stock awards.

(25)
Adjusted EBITDA represents net (loss) income attributable to Royal Caribbean Cruises Ltd., before interest income, interest expense (net of interest capitalized), depreciation and amortization, equity investment loss or income, other expense or income, impairment and credit losses, Pullmantur reorganization settlement, Oasis of the Seas incident, restructuring charges and other initiative expenses, noncontrolling interest adjustment, transaction and integration costs related to the 2018 Silversea Acquisition, impact of change in accounting principle, and net gain related to the sale of the Pullmantur and CDF Croisières de France brands. The ratio of Adjusted EBITDA to interest expense, net of interest capitalized, is calculated by dividing interest expense, net of interest capitalized, into Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. We present Adjusted EBITDA because management believes that Adjusted EBITDA would be useful for equity investors in assessing our operating performance and our performance relative to our financial obligations. The following table reconciles net (loss) income attributable to Royal Caribbean Cruises Ltd. to Adjusted EBITDA for the periods presented:
	Year Ended December 31,
	2020	2019	2018	2017	2016
	(dollars in thousands)
Net (loss) income attributable to Royal Caribbean Cruises Ltd.	$(5,797,462)	$1,878,887	$1,811,042	$1,625,133	$1,283,388
Interest income	(21,036)	(26,945)	(32,800)	(30,101)	(20,856)
Interest expense, net of interest capitalized	844,238	408,513	333,672	299,982	307,370
Depreciation and amortization	1,279,254	1,245,942	1,033,697	951,194	894,915
Equity investment loss (income)	213,286	(230,980)	(210,756)	(156,247)	(128,350)
Other expense (income)	137,085	24,513	(11,107)	5,289	35,653
Impairment and credit losses(10)	1,566,380	—	11,255	—	—
Pullmantur reorganization settlement(13)	21,637	—	—	—	—
Oasis of the Seas incident(26)	(1,938)	14,530	—	—	—
Restructuring charges and other initiative expenses(19)(19)	51,853	13,707	—	—	13,479
Noncontrolling interest adjustment(23)	72,331	35,965	3,156	—	—
Transaction and integration costs related to the 2018 Silversea Acquisition	—	2,048	31,759	—	—
Impact of change in accounting principle(24)	—	—	(9,238)	—	—
Net gain related to the sale of the Pullmantur and CDF Croisières de France brands	—	—	—	—	(3,834)
Adjusted EBITDA	$(1,634,372)	$3,366,180	$2,960,680	$2,695,250	$2,381,765
Ratio of Adjusted EBITDA to Interest Expense, net of interest capitalized	(1.94)x	8.24x	8.87x	8.98x	7.75x

(26)
In 2020, amount includes net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas. In 2019, amount includes incidental costs, net of insurance recoveries, of $14.5 million related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas, which were reported primarily within Other operating expenses in our consolidated statements of comprehensive income (loss) for the year ended December 31, 2019.

(27)
Net Yields represent Net Revenues per APCD. Net Revenues represent total revenues less commissions, transportation and other expenses and onboard and other expenses. We utilize Net Revenues and Net Yields to manage our business on a day-to-day basis as we believe that they are the most relevant measures of our pricing performance because they reflect the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses and onboard and other expenses. The following table reconciles Gross Yields to Net Yields for the periods presented:
	Year Ended December 31,
	2019	2018	2017	2016
	(dollars in thousands, except APCD, Gross Yields and Net Yields)
Passenger ticket revenues	$7,857,057	$6,792,716	$6,313,170	$6,149,323
Onboard and other revenues	3,093,604	2,701,133	2,464,675	2,347,078
Total revenues	10,950,661	9,493,849	8,777,845	8,496,401
Less:
Commissions, transportation and other	1,656,297	1,433,739	1,363,170	1,349,677
Onboard and other	639,782	537,355	495,552	493,558
Net revenues including other initiative costs and divested businesses	8,654,582	7,522,755	6,919,123	6,653,166
Less:
Other initiative costs included in net revenues	—	—	—	(2,230)
Net revenues	$8,654,582	$7,522,755	$6,919,123	$6,655,396
APCD	41,432,451	38,425,304	36,930,939	37,844,644
Gross Yields	$264.30	$247.07	$237.68	$224.51
Net Yields	$208.88	$195.78	$187.35	$175.86

(28)
Net Cruise Costs and Net Cruise Costs Excluding Fuel represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses and, in the case of Net Cruise Costs Excluding Fuel, fuel expenses. Gross Cruise Costs represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses. In measuring our ability to control costs in a manner that positively impacts Net Income, we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance. The following table reconciles Gross Cruise Costs to Net Cruise Costs for the periods presented:

	Year Ended December 31,
	2019	2018	2017	2016
	(dollars in thousands, except APCD, Gross Cruise Costs per APCD and Net Cruise Costs per APCD)
Total cruise operating expenses	$6,062,765	$5,262,207	$4,896,579	$5,015,539
Marketing, selling and administrative expenses(29)	1,543,498	1,269,368	1,186,016	1,100,290
Gross Cruise Costs	7,606,263	6,531,575	6,082,595	6,115,829
Less:
Commissions, transportation and other	1,656,297	1,433,739	1,363,170	1,349,677
Onboard and other	639,782	537,355	495,552	493,558
Net Cruise Costs including divested businesses and other initiative costs	5,310,184	4,560,481	4,223,873	4,272,594
Less:
Net gain related to the sale of Pullmantur and CDF Croisières de France brands included within other operating expenses	—	—	—	(3,834)
Other initiative costs included within cruise operating expenses and marketing, selling and administrative expenses	—	—	—	2,433
Cost, net of insurance recoveries, related to the Oasis of the Seas incident included within cruise operating expenses	14,530	—	—	—
Net Cruise Costs	5,295,654	4,560,481	4,223,873	4,273,995
Less:
Fuel(30)	697,962	710,617	681,118	713,252
Net Cruise Costs Excluding Fuel	$4,597,692	$3,849,864	$3,542,755	$3,560,743
APCD	41,432,451	38,425,304	36,930,939	37,844,644
Gross Cruise Costs per APCD	$183.58	$169.98	$164.70	$161.60
Net Cruise Costs per APCD	$127.81	$118.68	$114.37	$112.94
Net Cruise Costs Excluding Fuel per APCD	$110.97	$100.19	$95.93	$94.09

(29)
Amounts do not include: (a) for the year ended December 31, 2019, integration costs related to the 2018 Silversea Acquisition of $0.9 million, transaction costs related to the 2018 Silversea Acquisition of $1.2 million and restructuring and other initiative costs of $13.7 million; (b) for the year ended December 31, 2018, transaction costs related to the 2018 Silversea Acquisition of $31.8 million, the impairment and other costs related to the exit of our tour operations business of $11.3 million and the impact of the change in accounting principle of $9.2 million related to the recognition of stock-based compensation expense and (c) for the year ended December 31, 2016, restructuring charges of $8.5 million.

(30)
Amounts do not include, for the year ended December 31, 2016, fuel expense of $0.4 million included within other initiative costs associated with the redeployment of Pullmantur’s Empress to the Royal Caribbean International brand.

RISK FACTORS
In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the matters addressed under “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risks and the risks described on page 6 of the accompanying prospectus before investing in our common stock.
You should also read the risk factors and other cautionary statements, including those described under the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.
We are subject to certain risks and uncertainties due to the nature of the business activities we conduct. The risks discussed below, as well as the risks identified in the documents incorporated by reference in this prospectus supplement, any of which could materially and adversely affect our business, financial condition, cash flows and results of operations, are not the only risks we face. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows, and results of operations.
Risks Relating to our Business
The COVID-19 pandemic has had, and will continue to have, a material adverse impact on our business and results of operations. The global spread of COVID-19 and the unprecedented responses by governments and other authorities to control and contain the disease, has caused significant disruptions, created new risks, and exacerbated existing risks to our business.
We have been, and will continue to be, negatively impacted by the COVID-19 pandemic, including impacts that resulted from actions taken in response to the outbreak. Examples of these include, but are not limited to: travel bans and cruising advisories and the resulting temporary suspension of our Global Brands’ operations, which is expected to continue until at least April 30, 2021 for most of our cruise operations; restrictions on the movement and gathering of people; social distancing measures; shelter-in-place/stay-at-home orders; and disruptions to businesses in our supply chain. In addition to the imposed restrictions affecting our business, the extent, duration, and magnitude of the COVID-19 pandemic’s effect on the economy and consumer demand for cruising and travel is still rapidly fluctuating and difficult to predict. As such, these impacts may persist for an extended period of time or even become more pronounced, even after we are permitted to and/or begin to resume operations.
The COVID-19 pandemic also has elevated risks affecting significant parts of our business:
•
Operations:   Due to the global public health circumstances, we have decided to extend the suspension of sailings of our Global Brands’ fleet through at least April 30, 2021, for most of our cruise operations. It is uncertain as to whether we will need to suspend additional sailings and to what extent, and upon the conclusion of such suspensions, we expect a gradual return to normal sailings. The suspension of sailings and the expected reduction in demand for future cruising once we resume sailing has led to a significant decline in our revenues and cash inflows, which has required us to take cost and capital expenditure containment actions. Consequently, we have reduced and furloughed our workforce, with approximately 23% of our U.S. shoreside employee base being impacted and, except for the minimum safe manning shipboard crew required to operate the ships during the suspension of operations, our shipboard crew were notified that their contracts would end early and they would be notified about new assignments when operations resume in the future. As a result of these actions, we may be challenged in rebuilding our workforce which could further delay our return to service. In addition, we have reduced our planned capital spending through 2021, which may negatively impact our execution of planned growth strategies, particularly as it relates to investments in our ships, technology, and our expansion of land-based developments. Furthermore, we have taken actions to monitor and mitigate changes in our supply chain, and port destination availability, which may strain relationships with our vendors and port partners. On September 21, 2020, the HSP submitted its report on recommendations to the CDC, which includes more than 70 detailed recommendations to protect the public health and safety of guests, crew and the communities where cruise ships call. On October 30, 2020, the CDC issued the Conditional Order, which replaced the “no sail” order that expired on October 31, 2020. We are working with both the CDC and the HSP, formed in June 2020 by us and Norwegian Cruise Line Holdings Ltd. and composed of leading experts in relevant fields, including epidemiology, infectious diseases, public policy and regulation, engineering and general health safety, to prepare and develop our plan to meet the framework for the Conditional Order. While the Conditional Order represents an important step in our return to service, many uncertainties remain as to the specifics and timing of implementation, administration and costs of the requirements of the Conditional Order, some of which may be significant. Further, the Conditional Order contemplates that the CDC may issue additional requirements through technical instructions or orders as needed and that the phases required to resume operations will be further determined based on public health considerations, including the trajectory of the pandemic and our ability and the ability of other cruise ship operators to successfully employ measures that mitigate the risk of COVID-19. Based on our assessment of these conditions or for other reasons, we may determine it necessary to further extend our voluntary suspension of our Global Brands’ cruise sailings which currently extends through at least April 30, 2021, for most of our cruise operations. In addition, the Conditional Order contains requirements that could negatively impact our results of operations, such as: laboratory testing of crew members and guests; simulated voyages; and the certification process, including implementing the required testing protocols, the prohibition on itineraries longer than seven days, and the demonstration at each port where a ship intends to dock of approval with U.S. port and local health authorities, which requires medical care agreements addressing evacuation to onshore hospitals, housing agreements with onshore facilities for isolation and quarantine of COVID-19 cases, and port agreements to limit the number of cruise ships at any single port. Our ability to meet the requirements under the Conditional Order will determine the timing and implementation of our plans to return to service which we expect to be gradual. Based on our assessment of these conditions or for other reasons, we may determine it necessary to extend our voluntary suspension of our Global Brands’ cruise sailings which currently extends through at least April 30, 2021, for most of our cruise operations. It is difficult to predict our ability to meet the requirements of the Conditional Order and the costs associated with compliance, some of which could be significant.
If we are unable to satisfy the requirements of the Conditional Order our operations may be negatively impacted and we could be exposed to reputational and legal risks. Due to the unprecedented and uncertain nature of the COVID-19 pandemic and CDC or Department of State guidance, it is difficult to predict the impact of further disruptions and their magnitude. The impact of further disruptions may depend on how they coincide with the timing of when we seek to resume sailing. In addition, we have never previously experienced a complete cessation of our cruising operations, and as a consequence, our ability to predict the impact of such a cessation on our brands and future prospects is limited and such impact is uncertain.
•
Results of Operations:   Our suspensions of sailings have materially impacted the results of our operations. We have incurred and will continue to incur significant costs associated with cancellations as we accommodate passengers with refunds and future cruise credits; as well as continuing to assist our crew with their return home, food, housing, and medical needs. In addition, although cruise operations are currently suspended, we have incurred and will likely continue to incur significant overhead costs associated with layup of our fleet and enhanced COVID-19 related sanitation procedures. As we cannot control adverse media coverage and we cannot predict exactly when we will resume sailing operations, we are experiencing and may continue to experience weak demand for cruising for an indeterminable length of time and we cannot predict when we will return to pre-outbreak demand or fare pricing or if we will return to such levels in the foreseeable future. In turn, these negative impacts to our financial performance have resulted and may continue to result in impairments of our long-lived and intangible assets, which has influenced our decision making relating to early disposal, sale or retirement of assets. For the year ended December 31, 2020, we incurred impairment charges and credit losses of $1.6 billion related to the impairment of goodwill and trademarks and trade names attributable to our Silversea Cruises reporting unit, and long-lived assets as well as credit losses on mostly receivables related to our sale of property and equipment. Following the resumption of operations, our Global Brands and our Partner Brands may be subject to the continued impact of the COVID-19 pandemic. Our Partner Brands, TUI Cruises and Hapag-Lloyd

Cruises, resumed limited cruise operations outside of the U.S. in July 2020 with cruises of short durations, with reduced occupancies and with limited or no ports of call. Additionally, any future profitability will be impacted by increased debt service costs as a result of our liquidity actions.
•
Liquidity:   The suspension of our sailings and the reduction in demand for future cruising has adversely impacted our liquidity as we have experienced a significant increase in refunds of customer deposits while cash inflows from new or existing bookings on future sailings has reduced sharply. As a result, we have taken actions to increase our liquidity through a combination of capital and operating expense reductions and financing activities. During the year ended December 31, 2020, we executed and amended various financing arrangements, which have resulted in $10.2 billion of incremental liquidity, including:

•
a $0.6 billion increase in the capacity available under our revolving credit facilities;

•
additional liquidity of $6.7 billion through the issuance of new debt, net of repayments, and the securing of commitment for the $700M Liquidity Facility;

•
£300.0 million, or $409.9 million, based on exchange rates as of December 31, 2020, of available and issued liquidity under an unsecured government commercial paper program with the Bank of England;

•
the deferral of $0.9 billion of existing debt amortization under our ECA backed ship debt facilities through April 2021; and

•
the issuance of 22.6 million shares of common stock for approximately $1.6 billion.

We also agreed with certain of our lenders that we will not pay dividends or engage in stock repurchases until the end of the third quarter of 2022. Thereafter, in the event we declare a dividend or engage in stock repurchases we will need to repay the amounts deferred under our ECA facilities. On August 24, 2020, Moody’s downgraded our senior unsecured rating from Ba2 to B2, and on August 31, 2020, S&P Global downgraded our senior unsecured rating from BB to B+. On August 24, 2020, Moody’s also downgraded the 7.250% Senior Secured Notes due 2020 issued by Silversea Cruise Finance. Ltd (the “Silversea Notes”) from Baa3 to Ba2 and on August 31, 2020, S&P downgraded Silversea Notes from BBB- to BB and, as a result, certain covenants of the indenture governing the Silversea Notes have been reinstated. These downgrades reduce our ability to incur secured indebtedness by reducing the amount of indebtedness that we are permitted to secure, and may negatively impact our access to, and cost of debt financing. On February 25, 2021, S&P Global further downgraded our senior unsecured rating from B+ to B, and downgraded our $3.32 billion Senior Secured Notes and Silversea Notes from BB to BB-. This downgrade has no further impact on the terms of the notes. As of December 31, 2020, we obtained an interim debt service deferral and financial covenant holiday under certain of our ECA backed loan facilities to generate a cumulative $0.9 billion of incremental liquidity during the 12-month period ended April 2021 which is to be repaid over a period of four years after the 12-month deferral period. During the first quarter of 2021, we further amended our ECA backed ship debt facilities to defer an additional $1.15 billion of amortization payments due under these facilities between April 2021 and April 2022. The deferred amounts will be repayable semi-annually over a five-year period starting in April 2022. Our ability to raise additional financing, whether or not secured, could be limited if our credit rating is further downgraded, and/or if we fail to comply with applicable covenants governing our outstanding indebtedness, and/or if overall financial market conditions worsen. Additionally, due to the complexity of the pandemic’s impact to the economy and uncertainty of its duration, we cannot guarantee that assumptions used to project our liquidity needs will be correct, which may result in the need for additional financing and/or may result in the inability to satisfy covenants required by our current credit facilities. If we continue to raise additional funds through equity or convertible debt issuances, our shareholders could experience dilution of their ownership interest, and these securities could have rights, preferences, and privileges that are superior to that of holders of our ordinary shares. If we raise additional funds by issuing debt, we may be subject to additional limitations on our operations due to restrictive covenants, which may be more restrictive than the covenants in our existing debt agreements, and we may be required to further encumber our assets. Also, as a result of our additional debt issuances, we will require a significant amount of cash to service our debt and sustain operations. Our ability to generate cash depends on factors beyond our control and we may be unable to repay or repurchase debt at maturity. If adequate funds are not available on acceptable terms, or at all, we may be unable to fund our operations, or respond to competitive pressures, any of which could negatively affect our business. There is no guarantee that financing will be available in the future or that such financing will be available with similar terms or terms that are commercially acceptable to us. Further, if any government agrees to provide us with disaster relief assistance, or other assistance due to the impacts of the COVID-19 pandemic, and we determine it is beneficial to seek such government assistance, it may impose restrictions on executive compensation, share buybacks, dividends, prepayment of debt and other restrictions until the aid is repaid or redeemed in full, which could significantly limit our corporate activities and adversely impact our business and operations. We cannot assure you that any more such disaster relief would be available to us.
Disease outbreaks and an increase in concern about the risk of illness could adversely impact our business and results from operations.
Disease outbreaks and increased concern related to illness when travelling to, from, and on our ships could cause a drop in demand for cruises, guest cancellations, travel restrictions, an unavailability of ports and/or destinations, cruise cancellations, ship redeployments and an inability to source our crew, provisions or supplies from certain places. Due to the complex and evolving nature of the COVID-19 pandemic we cannot predict the duration of the effect of the current pandemic, and the magnitude is dependent on the development of future events and responses from governments, other authorities, and individual consumers. Our industry, including our passengers and crew, may be subject to enhanced health and safety requirements in the future which may be costly and take a significant amount of time to implement across our fleet and we may be subject to concerns that cruises are susceptible to the spread of infectious diseases such as COVID-19. For example, local governments may establish their own set of rules for self-quarantines and/or require proof of individuals health status prior to or upon visiting. These effects may extend beyond any resolution of the current COVID-19 pandemic through the development of a vaccine or effective therapeutic treatment, and the impact of any of these factors could have a material adverse effect on our business and results of operations. In addition, the new operating protocols we are developing and any other health protocol we may develop or that may be required by law in the future in response to COVID-19 or other infectious diseases may be costly to implement and less effective than we expected in reducing the risk of infection and spread of such disease on our cruise ships, which will negatively impact our operations and expose us to reputational and legal risks.
Risks Relating to Our Indebtedness
Our substantial debt could adversely affect our financial condition.
We have a substantial amount of debt and significant debt service obligations. As of December 31, 2020, we had total debt of $18.9 billion. Our substantial debt could have important negative consequences for us. For example, our substantial debt could require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; increase our vulnerability to adverse general economic or industry conditions; limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; make us more vulnerable to downturns in our business, the economy or the industry in which we operate, including the current downturn related to COVID-19; limit our ability to raise additional debt or equity capital in the future to satisfy our requirements relating to working capital, capital expenditures, development projects, strategic initiatives or other purposes; restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; limit or restrict our ability to obtain and maintain performance bonds to cover our financial responsibility requirements in various jurisdictions for non-performance of guest travel, casualty and personal injury; make it difficult for us to satisfy our obligations with respect to our debt; and increase our exposure to the risk of increased interest rates as certain of our borrowings are (and may be in the future) at a variable rate of interest.
Despite our leverage, we may incur more debt, which could adversely affect our business.
We may choose to access the debt markets to increase our liquidity and incur substantial additional debt in the future. Except for the restrictions under the indentures governing our Secured Notes and our

Unsecured Notes and certain of our other debt instruments, including our unsecured bank and ECA facilities, we are not restricted under the terms of our debt instruments from incurring additional debt. Although the indentures governing the Secured Notes and the Unsecured Notes, and certain of our other debt instruments, including our unsecured bank and ECA facilities, contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances the amount of debt that could be incurred in compliance with these restrictions could be substantial. Our debt instruments do not and will not prevent us from incurring liabilities that do not constitute “Indebtedness” as defined therein. In the event that we execute and borrow under the $700M Liquidity Facility, the credit agreement that would govern the $700M Liquidity Facility would impose substantially similar restrictions (including the related qualifications and exceptions) as are set forth in the indenture governing the Unsecured Notes. If new debt is added to our existing debt levels, the related risks that we now face would increase. As of December 31, 2020, we have commitments for approximately $11.6 billion of debt to finance the purchase of 11 ships on order by our Royal Caribbean International, Celebrity Cruises and Silversea Cruises brands, 10 of which are guaranteed by the ECAs in the countries in which the ships are being built. The ultimate size of each facility will depend on the final contract price (including change orders and owner’s supply) as well as fluctuations in the EUR/USD exchange rate.
We are subject to restrictive debt covenants that may limit our ability to finance future operations and capital needs and to pursue business opportunities and activities. In addition, if we fail to comply with any of these restrictions, it could have a material adverse effect on us.
Certain of our debt instruments, including our indentures and our unsecured bank and ECA facilities, limit our flexibility in operating our business. For example, certain of our loan agreements and indentures restrict or limit our and our subsidiaries’ ability to, among other things: incur or guarantee additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock and make other restricted payments; make investments; consummate certain asset sales; engage in certain transactions with affiliates; grant or assume certain liens; and consolidate, merge or transfer all or substantially all of our assets. Both our ECA facilities and our non-ECA facilities contain covenants that require us, among other things, to maintain a fixed charge coverage ratio of at least 1.25x and limit our net debt-to-capital ratio to no more than 62.5%.
On August 24, 2020, Moody’s downgraded the Silversea Notes from Baa3 to Ba2 and on August 31, 2020, S&P Global downgraded Silversea Notes from BBB- to BB and as a result, certain covenants of the indenture governing the Silversea Notes have been reinstated, the application of which had been previously suspended unless and until any such downgrade occurred. The reinstated covenants include, among other things, limitations on the ability of Silversea Cruises and its restricted subsidiaries to incur indebtedness, enter into transactions with affiliates (including Royal Caribbean and its subsidiaries that are not restricted subsidiaries of Silversea Cruises) and pay dividends and make other distributions from Silversea Cruises to Royal Caribbean, each of which may limit our ability to obtain funding and may decrease our operational and financial flexibility, including the ability to make upstream payments from Silversea Cruises and to provide funding support to Silversea Cruises. On February 25, 2021 S&P Global further downgraded the Silversea Notes from BB to BB-, which had no further impact with respect to the Silversea Notes. The Silversea Notes are guaranteed by the Company on a senior unsecured basis. Any event of default or acceleration of the indebtedness under the Silversea Notes could cause the borrowings under other of our debt instruments that contain cross-default provisions to be accelerated or become payable on demand.
All of these limitations are subject to significant exceptions and qualifications. Despite these exceptions and qualifications, we cannot assure you that the operating and financial restrictions and covenants in certain of our debt instruments will not adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. Any future indebtedness may include similar or other restrictive terms. In addition, our ability to comply with these covenants, and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under such indebtedness and the relevant debt holders or lenders could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing that debt. If the debt under certain of our debt instruments that we enter into were to be accelerated, our liquid assets may be insufficient to repay in full such indebtedness. Borrowings under other debt instruments that contain cross-default provisions also may be accelerated or become payable on demand. In these circumstances, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness then outstanding.
In addition, our ability to maintain our credit facilities may also be impacted by changes in our ownership base. More specifically, we may be required to prepay our bank financing facilities if any person acquires ownership of more than 50% of our common stock or, subject to certain exceptions, during any 24-month period, a majority of our board of directors is no longer comprised of individuals who were members of our board of directors on the first day of such period. Our public debt securities also contain change of control provisions that would be triggered by a third-party acquisition of greater than 50% of our common stock coupled with a ratings downgrade, which would require us to offer to repurchase our public debt securities in the event of such change of control.
We will require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.
Our ability to make scheduled payments on our debt service obligations or refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control, such as the disruption caused by the COVID-19 pandemic. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned capital expenditures or sell assets. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly
A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. As of December 31, 2020, we had approximately $7.1 billion of indebtedness that bears interest at variable rates. This amount represented approximately 35.5% of our total indebtedness. As of December 31, 2020, a hypothetical 1% increase in prevailing interest rates would increase our forecasted 2021 interest expense by approximately $59.4 million.
In addition, on July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (“LIBOR”), announced that it will no longer persuade or compel banks to submit LIBOR rates after 2021. Also in 2017, the Alternative Reference Rates Committee, a steering committee comprised of, among other entities, large U.S. financial institutions, selected the Secured Overnight Financing Rate (“SOFR”) as the rate recommended to replace U.S. dollar LIBOR (“USD LIBOR”). SOFR measures the cost of borrowing cash overnight, backed by U.S. Treasury securities. SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. On December 4, 2020, ICE Benchmark Administration, the administrator of LIBOR, released a consultation disclosing its intent to cease publication of one-week and two-month USD LIBOR after December 31, 2021, but continue to publish the remaining tenors of USD LIBOR for an additional 18 months, through June 30, 2023. These remaining tenors of USD LIBOR — overnight, one-month, three-month, six-month and 12-months — encompass the tenors referenced in our borrowings and interest rate swaps. U.S. regulators continue to encourage banks to cease entering into new contracts that use USD LIBOR as a reference rate by December 31, 2021. However, uncertainty remains as many market participants await the development of term SOFR products, i.e., forward-looking rates, and benchmark providers are developing indices that might co-exist with SOFR. If LIBOR ceases to exist, the level of interest payments on the portion of our indebtedness that bears interest at variable rates would be affected, which may materially impact the amount of our interest payments under such debt. Further, if we, the agent or the lenders holding a majority of the outstanding loans or commitments under such indebtedness determine that a LIBOR rate is no longer available, that a specific date has been announced after which a LIBOR rate will no longer be made available, or that syndicated loans are being executed or amended to adopt a replacement rate, then the terms of such indebtedness will allow us and the applicable agent to amend such indebtedness to implement a replacement rate, subject to the negative consent of the lenders holding a majority of the outstanding loans or commitments. Such replacement rate will give due consideration to any evolving or then-existing conventions for similar credit facilities, which may result in different than expected interest payments.
Risks Related to Our Common Stock and this Offering
Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and our investors will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. You may not agree with our decisions, and our use of the net proceeds may not yield any return on your investment. Our failure to apply the net proceeds of this offering effectively could compromise our business strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
The terms of existing debt financing give, and any future preferred equity or debt financing may give, holders of any preferred securities or debt securities rights that are senior to rights of our common shareholders or impose more stringent operating restrictions on our company.
The holders of our existing debt have rights, preferences and privileges senior to those of holders of our common stock in the event of liquidation. If we incur additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity, the ownership percentage of our existing shareholders would be diluted. Debt or equity financing may not be available to us on acceptable terms.
Future sales of our common stock by us or our existing shareholders, or the perception in the public markets that these sales may occur, may depress our share price.
Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline, which may make it more difficult for you to sell your shares at a time and price that you deem appropriate. Future sales of our common stock could also result in substantial dilution of the ownership percentage of our existing shareholders.
We and our executive officers and directors and certain of their affiliates have entered into lock-up agreements with Morgan Stanley & Co. LLC under which we and they have agreed, subject to certain exceptions, not to sell, directly or indirectly, any of their shares of common stock without the permission of Morgan Stanley & Co. LLC for a period of 30 days following the date of this prospectus supplement, subject to certain exceptions. We refer to such period as the lock-up period. When the lock-up period expires, we, our executive officers and directors and such affiliates will be able to sell common stock in the public market, subject to compliance with applicable securities laws restrictions. In addition, Morgan Stanley & Co. LLC may, in its sole discretion, release all or some portion of the shares of common stock subject to lock-up agreements at any time and for any reason. Sales of a substantial number of such shares of common stock upon expiration of the lock-up or otherwise, the perception that such sales may occur, or early release of these agreements, could cause the market price of our common stock to fall or make it more difficult for you to sell your notes at a time and price that you deem appropriate.

Conversion of our convertible notes into shares of our common stock will dilute the ownership interests of our existing shareholders or may otherwise depress the price of our common stock.
The conversion of some or all of our convertible notes will dilute the ownership interests of existing shareholders, unless we satisfy any such conversions solely with cash, and conversions of such notes into shares of our common stock could depress the price of our common stock. In addition, we expect that many investors in our convertible notes will employ a convertible arbitrage strategy with respect to such notes. Investors would typically implement this strategy by short selling our common stock, which could also depress the price of our common stock. The increase in the conversion rate for our convertible notes converted in connection with a make-whole fundamental change (as defined in the indentures governing our convertible notes) could result in additional dilution to existing shareholders.
If securities analysts do not publish research or reports about our business or if they publish negative, or inaccurate, evaluations of our stock, the price of our stock and trading volume could decline.
The trading market for our common stock may be impacted, in part, by the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us, continue to cover us or provide favorable coverage. If one or more analysts downgrade our stock or change their opinion of our stock, our share price may decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
We did not declare dividends on our common stock in the quarters ended June 30, 2020, September 30, 2020 and December 31, 2020 and do not expect to pay dividends on our common stock for the near future.
No cash dividends were declared on our common stock during the quarters ended June 30, 2020, September 30, 2020 and December 31, 2020. We expect that any income received from operations will be devoted to our future operations and recovery. We do not expect to pay cash dividends on our common stock for the foreseeable future due to our agreement with certain of our lenders not to pay dividends until the end of the third quarter 2022. In addition, in the event we thereafter declare a dividend, we will need to repay our 12-month debt amortization deferrals under certain of our ECA backed ship debt facilities. Payment of dividends would, in any case, depend upon our profitability at the time, cash available for those dividends, and other factors as our board of directors may consider relevant.
The price of our common stock may be volatile and fluctuate substantially.
Our stock price is likely to continue to be volatile. Global stock markets in general have recently experienced extreme volatility primarily as a result of the ongoing COVID-19 coronavirus pandemic. As a result of this volatility, you may not be able to sell your notes purchased in this offering at or above par. The market price for our common stock may be influenced by many factors, including:
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the severity and duration of the COVID-19 coronavirus pandemic, including the impact of the COVID-19 coronavirus pandemic on us and the travel and cruise industries more broadly;

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changes in the prices or availability of fuel;

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our quarterly or annual earnings or those of other companies in our industry;

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the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

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our earnings or recommendations by research analysts who track our common stock or the stock of other cruise companies;

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our ability to access the credit markets for sufficient amounts of capital and on terms that are favorable or consistent with our expectations;

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a global economic slowdown that could affect our financial results and operations and the economic strength of our customers and suppliers; and

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the other factors described herein and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020.

In the past, following periods of extreme volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.
We are not a U.S. corporation and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests.
Our corporate affairs are governed by our Articles of Incorporation and By-Laws and by the Business Corporation Act of Liberia (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S. However, there are very few judicial cases in Liberia interpreting the BCA. While the BCA provides that it is to be applied and construed to make the laws of Liberia, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few Liberian court cases interpreting the BCA and we cannot predict whether Liberian courts would reach the same conclusions as United States courts. The right of shareholders to bring a derivative action in Liberian courts may be more limited than in U.S. jurisdictions. There may also be practical difficulties for shareholders attempting to bring suit in Liberia and Liberian courts may or may not recognize and enforce foreign judgments. Thus, our public shareholders may have more difficulty in protecting their interests with respect to actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Ownership limitations in our Articles of Incorporation may impair the ability of purchasers of shares of common stock in this offering to hold or transfer their shares.
In general, under Section 883 of the Code, certain non-U.S. corporations (such as the Company) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test. To assist us in continuing to qualify as a publicly traded corporation under the U.S. Treasury regulations, our Articles of Incorporation contain restrictions on the ownership and transfer of our common stock. Our Articles of Incorporation generally prohibit (subject to limited exceptions) any shareholder from beneficially or constructively owning more than 4.9% of our common stock, whether measured by vote, value or number (the “ownership limit”), unless they receive a waiver from our board of directors, as permitted by our Articles of Incorporation. See “Description of Capital Stock — Common Stock — Voting Rights” in this prospectus supplement. In addition, our Articles of Incorporation contain various other restrictions on the ownership and transfer of our common stock. These ownership and transfer restrictions may impair the ability of purchasers of shares of common stock in this offering to hold or transfer their shares.
Provisions of our Articles of Incorporation, By-Laws and Liberian law could inhibit others from acquiring us, prevent a change of control, and may prevent efforts by our shareholders to change our management.
Certain provisions of our Articles of Incorporation and By-Laws and Liberian law may inhibit third parties from effectuating a change of control of the Company without approval from our board of directors which could result in the entrenchment of current management. These include provisions in our Articles of Incorporation that prevent third parties, other than A Wilhelmsen AS and Cruise Associates and their permitted transferees, from acquiring beneficial ownership of more than 4.9% of our outstanding shares without the consent of our board of directors.

FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference relating to, among other things, our future performance estimates, forecasts and projections constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to: statements regarding revenues, costs and financial results for 2020 and beyond. Words such as “anticipate,” “believe,” “could,” “driving,” “estimate,” “expect,” “goal,” “intend,” “look into,” “may,” “plan,” “project,” “seek,” “should,” “will,” “would,” “considering”, and similar expressions are intended to help identify forward-looking statements. Forward-looking statements reflect management’s current expectations, are based on judgments, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to the following:
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the impact of the global incidence and spread of COVID-19, which has led to the temporary suspension of our operations and has had and will continue to have a material adverse impact on our business, liquidity and results of operations, or other contagious illnesses on economic conditions and the travel industry in general and the financial position and operating results of our Company in particular, such as: the current and potential additional governmental and self-imposed travel restrictions, the current and potential extension of the suspension of cruises and new additional suspensions, guest cancellations;

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our ability to obtain sufficient financing, capital or revenues to satisfy liquidity needs, capital expenditures, debt repayments and other financing needs;

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the effectiveness of the actions we have taken to improve and address our liquidity needs;

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the impact of the economic and geopolitical environment on key aspects of our business, such as the demand for cruises, passenger spending, and operating costs;

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incidents or adverse publicity concerning our ships, port facilities, land destinations and/or passengers or the cruise vacation industry in general;

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our ability to accurately estimate our monthly cash burn rate during the suspension of our operations;

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concerns over safety, health and security of guests and crew;

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any protocols we adopt across our fleet relating to COVID-19, such as those recommended by the Healthy Sail Panel, may be costly and less effective than we expect in reducing the risk of infection and spread of COVID-19 on our cruise ships

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further impairments of our goodwill, long-lived assets, equity investments and notes receivable;

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an inability to source our crew or our provisions and supplies from certain places;

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the incurrence of COVID-19 and other contagious diseases on our ships and an increase in concern about the risk of illness on our ships or when traveling to or from our ships, all of which reduces demand;

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unavailability of ports of call;

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growing anti-tourism sentiments and environmental concerns;

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changes in U.S. foreign travel policy; the uncertainties of conducting business internationally and expanding into new markets and new ventures;

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our ability to recruit, develop and retain high quality personnel;

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changes in operating and financing costs;

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our indebtedness, any additional indebtedness we may incur and restrictions in the agreements governing our indebtedness that limit our flexibility in operating our business, including the significant portion of assets that are collateral under these agreements;

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the impact of foreign currency exchange rates, interest rate and fuel price fluctuations;

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the settlement of conversions of our convertible notes in shares of our common stock or a combination of cash and shares of our common stock, which may result in substantial dilution for our existing shareholders;

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our expectation that we will not declare or pay dividends on our common stock for the near future;

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vacation industry competition and changes in industry capacity and overcapacity;

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the risks and costs associated with protecting our systems and maintaining integrity and security of our business information, as well as personal data of our guests, employees and others;

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the impact of new or changing legislation and regulations or governmental orders on our business;

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pending or threatened litigation, investigations and enforcement actions;

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the effects of weather, natural disasters and seasonality on our business;

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emergency ship repairs, including the related lost revenue;

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the impact of issues at shipyards, including ship delivery delays, ship cancellations or ship construction cost increases;

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shipyard unavailability;

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the unavailability or cost of air service; and

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uncertainties of a foreign legal system as we are not incorporated in the United States.

In addition, many of these risks and uncertainties are currently heightened by and will continue to be heightened by, or in the future may be heightened by, the COVID-19 pandemic. It is not possible to predict or identify all such risks.
The forward-looking statements included in this prospectus supplement speak only as of the date of this document. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, those identified under the heading “Risk Factors” beginning on page S-14 of this prospectus supplement, as well as in our periodic reports on file from time to time in connection with considering any forward-looking statements that may be made by us and our businesses generally.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of our common stock offered hereby, after deducting the underwriters’ discount and the estimated offering expenses payable by us, will be approximately $1,499.8 million. We intend to use the net proceeds of this offering for general corporate purposes.

CAPITALIZATION
The following table sets forth, as of December 31, 2020, our consolidated capitalization and cash and cash equivalents:
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on an actual basis; and

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on a pro forma basis to give effect to the receipt of net proceeds of this offering of $1,499.8 million (after deduction of estimated expenses of $0.75 million).

You should read this table in conjunction with our consolidated financial statements and related notes thereto which are incorporated by reference.
	As of December 31, 2020
(in millions)	Actual(1)	Pro Forma
Cash and cash equivalents(2)	$3,684.5	$5,184.2
Debt:
Commercial paper(3)	409.9	409.9
Unsecured revolving credit facilities due 2022 and 2024(4)	3,289.0	3,289.0
Unsecured term loans due through 2032	7,917.5	7,917.5
$700M Liquidity Facility(5)	—	—
5.25% notes due 2022(6)	650.0	650.0
7.25% notes due 2025(7)	619.8	619.8
7.50% notes due 2027	300.0	300.0
3.70% notes due 2028	500.0	500.0
10.875% Senior Secured Notes due 2023	1,000.0	1,000.0
11.500% Senior Secured Notes due 2025	2,320.0	2,320.0
4.250% Convertible Senior Notes due 2023(8)	1,150.0	1,150.0
9.125% Senior Guaranteed Notes due 2023	1,000.0	1,000.0
2.875% Convertible Senior Notes due 2023(8)	575.0	575.0
Total debt principal amounts	19,731.2	19,731.2
Debt net carrying value adjustments	(615.5)	(615.5)
Finance lease obligations	213.4	213.4
Total debt(9)	19,329.0	19,329.0
Total shareholders’ equity	8,760.7	10,260.4
Total capitalization	$28,089.7	$29,589.5

(1)
We completed the 2018 Silversea Acquisition on July 31, 2018. We have included Silversea Cruises’ balance sheet as of September 30, 2020 in our consolidated balance sheet as of December 31, 2020 because we consolidate the operating results of Silversea Cruises on a three-month reporting lag to allow for more timely preparation of our consolidated financial statements. On July 9, 2020, we acquired the remaining 33.3% interest in Silversea Cruises that we did not already own.

(2)
Excludes refunds of customer deposits since December 31, 2020 and expenditures made since December 31, 2020, including amounts paid as we continue to transition ships into various levels of layup, and incremental debt service expenses relating to this offering.

(3)
In June 2020, RCL Cruises Ltd., our subsidiary that operates and manages our business in the United Kingdom (“RCL Cruises”), established a commercial paper facility for the purpose of issuing short-term, unsecured Sterling-denominated notes that are eligible for purchase under the Joint HM Treasury and Bank of England’s COVID Corporate Financing Facility commercial paper program in an aggregate principal amount up to £300.0 million. The maturities of the commercial paper notes can vary by note but cannot exceed 364 days from the date of issuance. As of December 31, 2020, we had

£300.0 million, or approximately $409.9 million based on the exchange rate at December 31, 2020, of commercial paper notes outstanding under this program, with such amount representing the principal amount outstanding exclusive of amortized interest.
(4)
Includes amounts drawn as of such date. As of December 31, 2020, $1.6 billion was utilized under the unsecured revolving credit facility due 2022 and $1.9 billion was utilized under the unsecured revolving credit facility due 2024.

(5)
The $700M Liquidity Facility was undrawn as of December 31, 2020. The $700M Liquidity Facility is subject to definitive documentation.

(6)
Amounts above do not include the cumulative basis adjustment for fair value hedges which was $17.3 million as of December 31, 2020.

(7)
Represents the principal amount of the Silversea Notes (as defined herein) outstanding as of December 31, 2020. Upon completion of the 2018 Silversea Acquisition, we recorded, at a fair value of $672.0 million of the Silversea Notes. The Silversea Notes are guaranteed and secured by substantially all of the assets of Silversea Cruises and a number of its subsidiaries, subject to certain exceptions, and are guaranteed by Silversea Cruises and the Company on a senior unsecured basis.

(8)
In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount, which is reflected above, over the expected term of the debt.

(9)
At December 31, 2020, the weighted average interest rate for total debt was 6.02%.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Articles of Incorporation, as amended to date, and By-Laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the SEC at the time of any offering of our preferred stock.
Common Stock
General
Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.
All of the rights of our common stock are subject to any rights of preferred stock.
Voting Rights
Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Liberian Business Corporation Act, or BCA, otherwise provides, and subject to any rights of holders of preferred stock, the presence in person or by proxy of shareholders holding between them shares having a majority of the votes entitled to be cast at any meeting of shareholders will generally constitute a quorum for the transaction of business at that meeting, but if a meeting is reconvened twice for lack of a quorum then the quorum for the transaction of business at the second reconvened meeting is one third of the votes entitled to be cast at such meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Articles of Incorporation, holders of our common stock have no preemptive rights. Holders of our common stock are not entitled to cumulative voting for directors, subscription or conversion rights.
Neither Liberian law nor our Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in June 2000, our Articles of Incorporation were amended to prohibit any person, other than A. Wilhelmsen AS and Cruise Associates or their permitted transferees, from beneficially owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock, unless such person is given an exemption by us. If we issue preferred shares that provide that the holder of such shares shall have more or less voting power than one vote per share on any matter, every reference herein to a majority or other proportion of shares shall refer to a majority or other proportion of the votes relating to the shares.
Dividends
Holders of our common stock have a right, pro rata based on number of shares held, to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends, subject to any rights of holders of preferred stock.
Sales of Assets, Liquidation and Mergers
Under the BCA, holders of two-thirds of our outstanding shares entitled to vote thereon must vote to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. Holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the BCA on certain grounds. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata, based on the number of shares held, in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences to which they are entitled.
Under the BCA, the holders of a majority of the outstanding shares entitled to vote thereon generally need to approve a merger or consolidation involving us (other than a merger or consolidation with certain of our subsidiaries of which we own at least 90%, and other than certain mergers following tender offers). If more than one class of stock is outstanding at the time of a merger, a separate class vote may also be required.
Call of Meetings
Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors or the Chief Executive Officer, and shall be called at any time by our Secretary at the request of our shareholders holding at least 50% of the votes entitled to be cast at the meeting. In addition, our shareholders holding 10% of the shares entitled to vote in an election of directors or more may call for a meeting of shareholders if there has been a failure to hold an annual meeting.
Election of Directors
Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term. Directors are elected for one-year terms.
Amendments to Our Articles of Incorporation and By-Laws
Any amendment to our Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to: (1) an amendment to change the authorized number of shares of stock; (2) an amendment to change our registered agent or registered address; or (3) an amendment for establishing and designating the shares of any class or of any series of any class of preferred stock. In the first case, our Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote and, if there are multiple classes of stock outstanding, a majority of the shares of the class being increased or decreased. In the second case, our board of directors may amend our Articles of Incorporation without shareholder consent to change our registered agent or registered address. In the third case, our board of directors has the power to establish and designate new classes or series of preferred stock without shareholder consent. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.
Dissenters’ Rights of Appraisal and Payment
Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the BCA. Those procedures require that if we cannot agree with our dissenting shareholders on a price for the shares, we shall institute a special proceeding in a Liberian court of competent jurisdiction or any other court of competent jurisdiction in which the corporation or other entity maintains offices; but in the case of a merger, consolidation, re-domiciliation or reregistration where the offering entity is a foreign entity without an office in Liberia, proceedings shall be brought in the country where the office of the Liberian corporation, whose shares are to be valued, was located or any other court of competent jurisdiction. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Shareholders’ Actions
Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our shares or of a beneficial interest in such shares at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law, among other requirements.
Advance Notice Provisions
Our By-Laws contain advance notice provisions with respect to shareholder nominations of candidates for election as directors and of any other business that the shareholder intends to bring at a meeting of shareholders other than procedural matters relating to the conduct of the meeting.
Limitations Under Indebtedness
Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries’ ability to take certain corporate actions.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Preferred Stock
The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix any dividend rights, any conversion rights, any voting rights, any redemption provisions, any liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.
Liability of Directors and Officers
Our Articles of Incorporation contain provisions which eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duties to the fullest extent permitted by Liberian law. In practice, we expect this eliminates the potential for monetary damages resulting from breach of fiduciary duties other than liability for:
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breaches of the duty of loyalty;

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acts or omissions not in good faith;

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acts or omissions which involve intentional misconduct or a knowing violation of law; or

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any transactions in which the director derived an improper personal benefit.

In addition, our Articles of Incorporation provide that directors and officers shall be indemnified and held harmless by us to the fullest extent permitted by Liberian law, if a director or officer is a party to or is threatened to be made a party to an action, suit or proceeding by reason of the fact that such person is or was our director or officer or serving at our request as a director or officer of another entity. Our By-Laws also contain provisions regarding the indemnification of directors and officers.
We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

EXCHANGE CONTROLS
There are currently no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

TAXATION
This discussion does not constitute, and should not be considered as, legal or tax advice to prospective holders of our common stock. This discussion is for general information purposes only and is based upon the Liberia Revenue Code of 2000 as amended, and the United States federal income tax laws as in effect on the date of this prospectus supplement, which are subject to change, possibly with retroactive effect, and to differing interpretations.
The following summary contains a description of certain Liberian and U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our common stock. This description is not applicable to all categories of investors, some of which may be subject to special rules, and it does not specifically address all of the Liberian and U.S. federal income tax considerations applicable to any particular holder. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality or municipality of Liberia or the United States or any other jurisdiction. Holders of our common stock should consult their own tax advisors as to the Liberian, U.S. or other tax consequences of the purchase, ownership and disposition of our common stock to them.
Liberian Tax Considerations
Under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our common stock other than to a holder that is a resident Liberian entity or a resident individual or an individual or entity subject to taxation in Liberia as a result of having a permanent establishment within the meaning of the Liberia Revenue Code of 2000 as amended in Liberia.
United States Federal Income Tax Considerations
The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined herein) of the beneficial ownership and disposition of our common stock. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, rulings, official pronouncements and judicial decisions, all as in effect on the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect, and different interpretations. This summary addresses tax considerations only for U.S. Holders that purchase our common stock pursuant to this offering at the original issue price and that hold our common stock as “capital assets” as defined in the Code (generally, property held for investment). Moreover, this summary is for general information only and does not address all of the tax consequences that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities, dealers in securities, traders in securities that elect to use a mark to market method of accounting, brokers, expatriates, entities or arrangements treated as partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes, and partners or members therein, persons who hold their common stock as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell our common stock under the constructive sale provisions of the Code), all of whom may be subject to tax rules that differ significantly from those summarized below. The discussion below does not address U.S. federal estate and gift tax considerations, the Medicare tax or the effect of any state, local or non-U.S. tax law. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS or a court will not take a contrary position with respect to such statements or conclusions.
ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE OR LOCAL TAX LAWS, NON-U.S. TAX LAWS OR INCOME TAX TREATIES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a share of common stock, that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

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a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) if it has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity or arrangement treated as a partnership, in each case, for U.S. federal income tax purposes, holds shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of such partnership or pass-through entity or arrangement. A partnership holding shares of common stock or a partner therein should consult its own tax advisors as to the tax consequences of holding and disposing of our common stock.
Prospective investors considering the purchase of our common stock should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the ownership of shares of common stock in light of their specific situation, as well as the consequences to them arising under the laws of any other taxing jurisdiction
Ownership of Common Stock
Distributions on Common Stock
Distributions, if any, made on our common stock will generally be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current or accumulated earnings and profits. However, for individual U.S. Holders, such dividends currently are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period and other requirements are satisfied. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. So long as our stock is considered readily tradable on an established securities market in the United States, we expect that we will constitute a “qualified foreign corporation” and dividends received by certain non-corporate U.S. Holders should, subject to applicable limitations, qualify as “qualified dividend income” eligible for preferential rates. As noted below under “— Passive Foreign Investment Company Status,” if we were found to be a PFIC (as defined herein), however, we would not constitute a “qualified foreign corporation” and dividends received by non-corporate U.S. Holders would not qualify as “qualified dividend income” eligible for preferential rates. We believe that we were not a PFIC for the 2019 taxable year, and as discussed below, we believe that we should not be a PFIC for the 2020 taxable year or for the foreseeable future.
Amounts taxable as dividends will generally be treated as income from sources outside the United States and will, depending on your circumstances, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
However, if (a) we are 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Disposition of Common Stock
Upon the sale, exchange, or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) are generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to certain limits under the Code.
Any gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of common stock generally will be U.S. source income or loss for purposes of computing the foreign tax credit allowable to a U.S. Holder. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.
Passive Foreign Investment Company Status
The foregoing discussion assumes that we are not and will not become a “passive foreign investment company,” or “PFIC” for U.S. federal income tax purposes. A non-U.S. corporation will generally be a PFIC in any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or the aggregate value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets. In determining whether we meet the 50% test, cash is considered a passive asset, and the total value of our assets will generally be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
We believe that we were not a PFIC for the 2019 taxable year, and based on our current and currently anticipated method of operation, we do not anticipate being a PFIC for the 2020 taxable year or for the foreseeable future. However, because PFIC status is determined annually and depends on the composition of a company’s income and assets and the fair market value of its assets, there can be no assurances in this regard.
If we were found to be a PFIC for any taxable year in which a U.S. Holder held ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including a recharacterization of any capital gain recognized on a sale or other disposition of shares as ordinary income, ineligibility for any preferential tax rate otherwise applicable to any “qualified dividend income,” a material increase in the amount of tax that such U.S. Holder would owe and the possible imposition of interest charges, an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements.
A U.S. Holder owning shares in a PFIC may be able to avoid or mitigate the adverse tax consequences of PFIC status by making a “mark-to-market” election, if deemed appropriate based on guidance provided by its own tax advisor.
Foreign Financial Asset Reporting
A U.S. Holder that holds certain foreign financial assets (which may include our common stock) other than in an account at certain financial institutions may be required to report information relating to such assets to the IRS. Failure to report such information, if required, may result in substantial penalties. U.S. Holders should consult their own tax advisors regarding such requirement.

CERTAIN ERISA AND RELATED CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase of our common stock (including any interest in common shares) by (i) employee benefit plans subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we refer to as “ERISA”, (ii) plan, individual retirement accounts or other arrangements subject to Section 4975 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code” or provisions under any other U.S. or non-U.S. federal, state, local or other laws or regulations that are similar to such provisions of ERISA or the Code, which we collectively refer to as “Similar Laws”, and (iii) entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, plans, accounts or arrangements pursuant to ERISA or otherwise (each of the foregoing described in clause (i), (ii) and (iii) referred to as a “Plan” for the purposes of this “Certain ERISA and Related Considerations” section).
General Fiduciary Matters
ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA (each, an “ERISA Plan”). Each fiduciary of an ERISA Plan should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in our common stock. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the applicable prudence, delegation of control, diversification and conflicts of interest provisions of ERISA and would be consistent with the documents and instruments governing the Plan. Similar considerations may apply to Plans that are subject to Similar Law.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans and plans subject to Section 4975 of the Code (together “Covered Plans”) from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code with respect to such Plans, including transactions involving prohibited conflicts of interests. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. For example, prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if common stock (including any interest in a share of common stock) were acquired by a Covered Plan with respect to which we or any underwriter, or any of our or their respective affiliates are a party in interest or a disqualified person (“Transaction Entities”). If any underwriter or we are a party in interest or disqualified person with respect to an investing Covered Plan (either directly or, in our case, by reason of our ownership of our subsidiaries), the purchase of our common stock by the Plan could result in a sale or exchange that is prohibited by Section 406(a)(1)(A) of ERISA and Section 4975(c)(1)(A) of the Code, unless exemptive relief were available under an applicable exemption (see below).
The U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may potentially provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of our common stock by a Covered Plan. Those class exemptions include, without limitation: PTCE 96-23 — for certain transactions determined by in-house asset managers; PTCE 95-60 — for certain transactions involving insurance company general accounts; PTCE 91-38 — for certain transactions involving bank collective investment funds; PTCE 90-1 — for certain transactions involving insurance company separate accounts; PTCE 90-1  —  for certain transactions involving insurance company separate accounts; and PTCE 84-14 — for certain transactions determined by independent qualified professional asset managers. In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) each provides an exemption for the purchase by, and sale of securities to, a service provider to the Covered Plan, provided that the neither the service provider is nor any of its affiliates is a fiduciary to the Plan and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption”). Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering our common stock, including any interest in a share of common stock, in reliance on these or any other exemption should carefully review the exemptions to assure an exemption is applicable to all prohibited transactions that might arise in connection with an investment in our common stock. No assurance can be made that all of the conditions of any such exemption or any other exemption will be satisfied with regard to any investment in our common stock.
Plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.
Representations
Because of the possibility that direct or indirect prohibited transactions or violation of applicable Similar Laws could occur as a result of the purchase, holding or disposition of common stock or any interest in our common stock by a Plan may not be purchased by any Plan, or any person investing the assets of any Plan, unless its purchase, holding and disposition of our common stock will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any Similar Laws.
Each purchaser or holder of our common stock or any interest in our common stock will be deemed to have represented by its purchase and holding of the common stock that either (i) it is not a Plan, and is not purchasing or holding the common stock with the assets of a Plan; or (ii) its investment in our common stock will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Laws. If any purchaser or subsequent transferee of our common stock or any interest therein is using assets of a Covered Plan to acquire or hold our common stock, such purchaser and subsequent transferee will be deemed to represent and warrant that none of the Transaction Entities has acted or will act as the Plan’s fiduciary with respect to the Plan’s investment in our common stock (unless an exemption applies) .
The discussion set forth above is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Each Plan fiduciary who is responsible for making the investment decisions whether to invest in our common stock must determine for itself whether under the general fiduciary standards of investment prudence and diversification and under the documents and instruments governing the Plan, an investment in our common stock is appropriate for the Plan, and that the purchase and holding of our common stock does not violate, as applicable, the rules under ERISA, the Code or applicable Similar Laws. Purchasers of our common stock and of interests therein have the exclusive responsibility for ensuring that their investment in our common stock complies with the applicable fiduciary responsibility rules of ERISA and the Code, and will not result in a violation of the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.
Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering the purchase and/or holding of our common stock on behalf of, or with the assets of, any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws to such transactions and, to the extent necessary, whether an exemption would be applicable to an investment in our common stock. The sale of our common stock or any interest in common stock to any Plan is in no respect a representation or recommendation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plan, or that such investment is advisable or appropriate for Plans generally or for any specific Plan.

UNDERWRITING
Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as underwriters of the offering. Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have agreed to purchase, and we have agreed to sell to the underwriters, the number of shares indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC	13,550,518
BofA Securities, Inc.	3,387,630
Total:	16,938,148
The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $1.00 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.
The following table shows the per share and total public offering price, underwriting discounts, and proceeds before expenses to us.
	Per Share	Total
Public offering price	$91.0000	$1,541,371,468.00
Underwriting discounts to be paid by us:	$2.4125	$40,863,282.05
Proceeds, before expenses, to us	$88.5875	$1,500,508,185.95
The estimated offering expenses payable by us, exclusive of the underwriting discounts, are approximately $753,650. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $20,000.
Our common stock is listed on the New York Stock Exchange under the trading symbol “RCL.”
We have agreed that we will not:
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file, or confidentially submit, with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

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enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, whether any such transaction described in the two bullets above is to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise, in each case without the prior written consent of Morgan Stanley & Co. LLC for a period of 30 days after the date of this prospectus supplement.
The restrictions described in the immediately preceding paragraph are subject to the following exceptions, related to:
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the sale of shares to the underwriters;

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issuance related to exercise or settlement of stock options, restricted stock units, warrants, performance share units, convertible notes or similar securities;

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issuance or transfer related to equity incentive plans;

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establishment of Rule 10b5-1 plans on behalf of our shareholders, officers or directors;

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repurchase of any shares of our common stock pursuant to an existing option to repurchase or right of first refusal;

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issuance of shares of our common stock issued or issuable upon conversion of our convertible notes; and

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issuance in connection with acquisitions, joint ventures, commercial relationships or other strategic transactions in an amount not exceeding a total cap of 5% of the total number of shares of our common stock immediately outstanding after the closing date of this offering (provided that the recipient of such securities enters into a lock-up agreement with the underwriters for the remainder of the 30-day period).

Our directors, executive officers and certain of our affiliates have entered into lock-up agreements prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 30 days after the date of this prospectus supplement, may not, without the prior written consent of Morgan Stanley & Co. LLC:
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose

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of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such director, executive officer or affiliate in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “Lock-Up Securities”);

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enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise;

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make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities; or

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publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph are subject to the following customary exceptions, related (a) to transfers (i) by will or intestacy, (ii) as a bona fide gift, (iii) trust for the benefit of such director, executive officer or affiliate, (iv) to any immediate family member or other dependent, (v) to a partnership, limited liability company or other entity of which the such director, officer or affiliate is the legal and beneficial owner, (vi) if a corporation, partnership, limited liability company, trust or other business entity, (A) to its affiliate or to any investment fund controlling, controlled by or under common control with it or its affiliates or (B) as part of a distribution to its members or shareholders, (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible, (viii) by operation of law, such as pursuant to a qualified domestic order or divorce settlement, (ix) to the Company from an employee of the Company upon death, disability or termination of employment, (x) as part of a sale of the shares of common stock or any securities convertible into or exercisable or exchangeable for common stock owned by such director, executive officer or affiliate that were acquired in open market transactions after the completion of this offering, (xi) to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including, in each case, by way of “net” or “cashless” exercise), (xii) by pledging, hypothecating or otherwise granting a security interest in Lock-Up Securities as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares of our common stock or such securities, (xiii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a change of control of the Company, (b) to the exercise of options or other equity awards, provided that any Lock-Up Securities received upon such exercise shall be subject to the terms of the lock-up agreement, (c) convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any such shares of common stock or warrants received upon such conversion shall be subject to the terms of the lock-up agreements, (d) establish trading plans pursuant to Rule 10b5-1 for the transfer of shares of Lock-Up Securities, and (e) sales pursuant to an existing Rule 10b5-1 trading plan, so long as the number of shares of common stock subject to such plan is not increased and any filing or report with respect to such sales discloses that the sale was made pursuant to an existing Rule 10b5-1 trading plan.
Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position, and purchase shares on the open market to cover such short position. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus supplement in electronic format may be made available on websites maintained by the underwriters, or selling group members, if any, participating in this offering. The underwriters may allocate a number of shares of common stock for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with us and our affiliates. In addition, affiliates of the underwriters, from time to time, have acted, or in the future may act, as agents and lenders to us and our affiliates and subsidiaries under our or their respective credit facilities, including our senior secured credit facilities, and other financing arrangements for which services they have received, or in the future will receive, customary compensation. The underwriters and/or certain of their affiliates are agents and/or lenders under certain of the Company’s credit facilities, including certain term loans, vessel financing facilities and other credit agreements.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Selling Restrictions
European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Switzerland
The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Canada
The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Singapore
Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
The underwriters have acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriters have represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Dubai International Financial Centre, or DIFC
This prospectus supplement relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
In relation to its use in the DIFC, this prospectus supplement is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Australia
This prospectus supplement:
•
does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•
does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of our common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this prospectus supplement will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

LEGAL MATTERS
The validity of the common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York. Watson Farley & Williams LLP, New York, New York will pass upon certain matters of Liberian law.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2020, have been so incorporated in reliance on the report (which contains an emphasis of matter paragraph relating to the impact of COVID-19, Royal Caribbean Cruises Ltd.’s liquidity and management’s plans, as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information that we file with the SEC. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this prospectus supplement and the accompanying prospectus, and any information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede this information.
We are incorporating by reference the documents listed below and all documents that we file after the date of this prospectus supplement with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of common stock covered by this prospectus supplement. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus supplement or the accompanying prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement. This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:
•
our Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 26, 2021;

•
the portions of our Definitive Proxy Statement on Schedule 14A, filed on April 17, 2020;

•
our Current Reports on Form 8-K, filed on January 13, 2021, January 19, 2021, February 18, 2021 and February 23, 2021; and

•
the description of our common stock set forth under the caption “Description of Registrant’s Securities to be Registered” in our Registration Statement on Form 8-A filed with the SEC on April 15, 1993.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.
Those filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov.
We will provide to each person, including any beneficial owner, to whom a prospectus supplement has been delivered free of charge upon oral or written request, copies of any documents that we have incorporated by reference into this prospectus supplement or the accompanying prospectus, other than exhibits that are incorporated by reference into those documents, unless such exhibits are specifically incorporated by reference in such incorporated document. You can obtain copies through our Investor Relations website at www.rclcorporate.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625.
Except as provided above, no other information, including, but not limited to, information filed with the SEC or contained on our websites, is incorporated by reference in or part of this prospectus supplement or the accompanying prospectus.
Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference into this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded to the extent that a statement is made in any subsequently filed document that modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS
Royal Caribbean Cruises Ltd.

Common Stock
Preferred Stock
Debt Securities

From time to time with this prospectus, we may offer, issue and sell, together or separately, common stock, preferred stock and debt securities, and certain shareholders named in this prospectus or to be identified in the future may offer common stock. We provide more information about how we or the selling shareholders may elect to sell our securities in the section titled “Plan of Distribution” on page 0 of this prospectus. Specific prices and terms of these securities and offerings will be provided in one or more supplements to this prospectus to the extent required by law. Before you invest, you should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you make your investment decision.
Our common stock is listed on the New York Stock Exchange under the symbol “RCL.” On February 25, 2021, the last reported sale price of our common stock was $91.63 per share.

Investing in these securities involves risks. See “Risk Factors” on page 6 of this prospectus, in any prospectus supplement accompanying this prospectus and in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission after our most recent Annual Report and, if applicable, any other documents incorporated herein or in the relevant prospectus supplement by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 1, 2021.

ABOUT THIS PROSPECTUS
This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf registration process, we and the selling shareholders may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings. This prospectus only provides you with a general description of the securities we and/or the selling shareholders may offer. If required by applicable law, each time we or one or more selling shareholders sell securities under this prospectus, we will provide a prospectus supplement to this prospectus that will contain specific information about the terms of the offering, including the specific amounts, prices and terms of the securities offered. We may also add, update or change in a prospectus supplement any information contained in this prospectus. To the extent any statement made in a prospectus supplement or a document incorporated by reference herein after the date hereof is inconsistent with the statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement or the incorporated document. You should carefully read both this prospectus and any prospectus supplement together with the additional information incorporated herein and therein described under the heading “Where You Can Find More Information” before you make any investment decision.
You should rely only on the information contained in or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the SEC. Neither we nor the selling shareholders have authorized anyone to provide you with any different information. We are not making offers to sell these securities in any jurisdiction where the offer is not permitted. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in or incorporated by reference in this prospectus or any accompanying prospectus supplement or in any free writing prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus or of any prospectus supplement, free writing prospectus or document incorporated by reference.
When used in this prospectus, the terms the “Company,” “we,” “our”, and “us” refer to Royal Caribbean Cruises Ltd. only, and not to its subsidiaries, unless the context requires otherwise.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings are available to the public at the SEC’s website at www.sec.gov.
The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us.
We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of securities covered by this prospectus:
•
our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 26, 2021;

•
our Current Reports on Form 8-K, filed on January 13, 2021, January 19, 2021, February 18, 2021, and February 23, 2021; and

•
the description of our Common Stock set forth under the caption “Description of Registrant’s Securities to be Registered” in the Company’s Registration Statement on Form 8-A filed with the SEC on April 15, 1993.

Unless we specifically state otherwise, none of the information furnished under Items 2.02 or 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus.
We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus. You can obtain copies through our Investor Relations website at www.rclcorporate.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625. The information on our website is not incorporated into this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and any accompanying prospectus supplement and any documents incorporated by reference include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance contained in our periodic reports, business and industry prospects or future results of operations or financial position, made in this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference are forward-looking. Words such as “anticipate,” “believe,” “could,” “driving,” “estimate,” “expect,” “goal,” “intend,” “look into,” “may,” “plan,” “project,” “seek,” “should,” “will,” “would,” “considering”, and similar expressions are intended to further identify any of these forward-looking statements. Forward-looking statements reflect management’s current expectations, but they are based on judgments and are inherently uncertain. Furthermore, they are subject to risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to, those discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020.
The forward-looking statements included in this prospectus speak only as of the date of this document. Readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a Liberian corporation. Certain of our directors and controlling persons are residents of jurisdictions other than the United States, and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson Farley & Williams LLP (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of United States courts, there is doubt as to whether civil liabilities based solely upon the United States federal securities laws are enforceable in Liberia.

THE COMPANY
We are a global cruise company. We control and operate four global cruise brands: Royal Caribbean International, Celebrity Cruises, Azamara and Silversea Cruises (collectively, our “Global Brands”). We also own a 50% joint venture interest in the German brand TUI Cruises, which operates the German brands TUI Cruises and Hapag-Lloyd Cruises (collectively our “Partner Brands”). Together, our Global Brands and our Partner Brands operate a combined total of 61 ships in the cruise vacation industry with an aggregate capacity of approximately 137,930 berths as of December 31, 2020.
Our ships operate on a selection of worldwide itineraries that call on more than 1,000 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world, which primarily focus on sales and market development.
We compete principally by operating valued brands that offer exceptional service provided by our crew and on the basis of innovation and quality of ships, variety of itineraries, choice of destinations and price. We believe that our commitment to build state-of-the-art ships and to invest in the maintenance and upgrade of our fleet to, among other things, incorporate many of our latest signature innovations, allows us to continue to attract new and loyal repeat guests.
We believe cruising continues to be a popular vacation choice due to its inherent value, extensive itineraries and variety of shipboard and shoreside activities. In addition, we believe our brands are well-positioned globally and possess the ability to attract a wide range of guests by appealing to multiple customer bases allowing our global sourcing to be well diversified.
Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com, www.azamara.com, www.silversea.com, www.tuicruises.com and www.hl-cruises.com. Information for our investors is available at www.rclcorporate.com. The information on our websites is not incorporated into this prospectus supplement.

RISK FACTORS
Investing in our securities involves risk. You should consider carefully the risks and uncertainties described under the heading “Risk Factors” in any applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are incorporated herein by reference, before you decide whether to purchase any of our securities. These risks could materially affect our business, financial condition, results of operations and cash flows, and you may lose part or all of your investment. For more information, see the section of this prospectus titled “Where You Can Find More Information.”

USE OF PROCEEDS
Unless we specify otherwise in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and other general corporate purposes.
Unless set forth in any accompanying prospectus supplement, we will not receive any of the proceeds of any sales of common stock by the selling shareholders.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Articles of Incorporation, as amended to date, and By-Laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the SEC at the time of any offering of our preferred stock.
Common Stock
General
Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.
All of the rights of our common stock are subject to any rights of preferred stock.
Voting Rights
Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Liberian Business Corporation Act, or BCA, otherwise provides, and subject to any rights of holders of preferred stock, the presence in person or by proxy of shareholders holding between them shares having a majority of the votes entitled to be cast at any meeting of shareholders will generally constitute a quorum for the transaction of business at that meeting, but if a meeting is reconvened twice for lack of a quorum then the quorum for the transaction of business at the second reconvened meeting is one third of the votes entitled to be cast at such meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Articles of Incorporation, holders of our common stock have no preemptive rights. Holders of our common stock are not entitled to cumulative voting for directors, subscription or conversion rights.
Neither Liberian law nor our Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in June 2000, our Articles of Incorporation were amended to prohibit any person, other than A. Wilhelmsen AS and Cruise Associates or their permitted transferees, from beneficially owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock, unless such person is given an exemption by us. If we issue preferred shares that provide that the holder of such shares shall have more or less voting power than one vote per share on any matter, every reference herein to a majority or other proportion of shares shall refer to a majority or other proportion of the votes relating to the shares.
Dividends
Holders of our common stock have a right, pro rata based on number of shares held, to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends, subject to any rights of holders of preferred stock.
Sales of Assets, Liquidation and Mergers
Under the BCA, holders of two-thirds of our outstanding shares entitled to vote thereon must vote to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. Holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the BCA on certain grounds. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata, based on the number of shares held, in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences to which they are entitled.
Under the BCA, the holders of a majority of the outstanding shares entitled to vote thereon generally need to approve a merger or consolidation involving us (other than a merger or consolidation with certain of our subsidiaries of which we own at least 90%, and other than certain mergers following tender offers). If more than one class of stock is outstanding at the time of a merger, a separate class vote may also be required.
Call of Meetings
Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors or the Chief Executive Officer, and shall be called at any time by our Secretary at the request of our shareholders holding at least 50% of the votes entitled to be cast at the meeting. In addition, our shareholders holding 10% of the shares entitled to vote in an election of directors or more may call for a meeting of shareholders if there has been a failure to hold an annual meeting.
Election of Directors
Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term. Directors are elected for one-year terms.
Amendments to Our Articles of Incorporation and By-Laws
Any amendment to our Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to: (1) an amendment to change the authorized number of shares of stock; (2) an amendment to change our registered agent or registered address; or (3) an amendment for establishing and designating the shares of any class or of any series of any class of preferred stock. In the first case, our Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote and, if there are multiple classes of stock outstanding, a majority of the shares of the class being increased or decreased. In the second case, our board of directors may amend our Articles of Incorporation without shareholder consent to change our registered agent or registered address. In the third case, our board of directors has the power to establish and designate new classes or series of preferred stock without shareholder consent. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.
Dissenters’ Rights of Appraisal and Payment
Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the BCA. Those procedures require that if we cannot agree with our dissenting shareholders on a price for the shares, we shall institute a special proceeding in a Liberian court of competent jurisdiction or any other court of competent jurisdiction in which the corporation or other entity maintains offices; but in the case of a merger, consolidation, re-domiciliation or reregistration where the offering entity is a foreign entity without an office in Liberia, proceedings shall be brought in the country where the office of the Liberian corporation, whose shares are to be valued, was located or any other court of competent jurisdiction. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Shareholders’ Actions
Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our shares or of a beneficial interest in such shares at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law, among other requirements.
Advance Notice Provisions
Our By-Laws contain advance notice provisions with respect to shareholder nominations of candidates for election as directors and of any other business that the shareholder intends to bring at a meeting of shareholders other than procedural matters relating to the conduct of the meeting.
Limitations Under Indebtedness
Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries’ ability to take certain corporate actions.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Preferred Stock
The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix any dividend rights, any conversion rights, any voting rights, any redemption provisions, any liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.
Liability of Directors and Officers
Our Articles of Incorporation contain provisions which eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duties to the fullest extent permitted by Liberian law. In practice, we expect this eliminates the potential for monetary damages resulting from breach of fiduciary duties other than liability for:
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breaches of the duty of loyalty;

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acts or omissions not in good faith;

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acts or omissions which involve intentional misconduct or a knowing violation of law; or

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any transactions in which the director derived an improper personal benefit.

In addition, our Articles of Incorporation provide that directors and officers shall be indemnified and held harmless by us to the fullest extent permitted by Liberian law, if a director or officer is a party to or is threatened to be made a party to an action, suit or proceeding by reason of the fact that such person is or was our director or officer or serving at our request as a director or officer of another entity. Our By-Laws also contain provisions regarding the indemnification of directors and officers.
We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

DESCRIPTION OF DEBT SECURITIES
The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities under this prospectus, we will file a prospectus supplement with the SEC. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.
We will issue the debt securities under an indenture dated as of July 31, 2006 between us and The Bank of New York Mellon Trust Company, N.A. (f/k/a The Bank of New York Trust Company, N.A.), as trustee. We will issue each series of debt securities under the terms of a supplemental indenture or an officers’ certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture, which was filed as an exhibit to our Registration Statement on Form S-3, file no. 333-158161, and is incorporated by reference into the registration statement of which this prospectus is a part, and the Trust Indenture Act for a statement of those terms.
The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.
General
The debt securities will be unsecured unsubordinated obligations and will rank equally with all of our other unsubordinated debt and will be effectively junior to our existing and future secured indebtedness to the extent of the assets securing such indebtedness. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. In addition, the indenture does not limit the ability of our subsidiaries to incur debt other than secured debt. Any debt incurred by our subsidiaries ranks structurally senior to any debt incurred by us with respect to the assets of the subsidiary borrower (unless that subsidiary issues a subsidiary guarantee). We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities, including the holder of such series. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.
We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:
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the title of those debt securities;

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the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

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the person to whom any interest (which includes any additional amounts, see “— Tax Related Considerations — Payment of Additional Amounts”) on those debt securities will be payable,

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if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

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the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

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the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

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the date or dates from which interest will accrue and the dates on which interest will be payable;

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the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

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the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

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the place or places where the principal of and any premium and interest on those debt securities will be payable;

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the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

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any obligation we have to redeem, repay, purchase, or offer to purchase those debt securities according to any sinking fund or similar provisions or at a holder’s option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

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our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see “— Defeasance — Defeasance and Discharge” and “— Defeasance — Defeasance of Certain Covenants”);

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if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

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any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

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if those debt securities are to be issued only in the form of a global security as described under “—  Book-Entry Debt Securities,” the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

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if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder’s election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

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if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt

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securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

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any provisions granting special rights to the holders of those debt securities if specified events occur;

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any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

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whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

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any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion; and

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any other terms of those debt securities. (Section 301).

The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity (“original issue discount securities”). We will describe any special United States federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

Denominations, Interest, Registration and Transfer
Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)
Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at 10161 Centurion Parkway, Jacksonville, FL 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person’s United States bank account. (Sections 307 and 1002)
Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date. (Section 307)
Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)
In the event of any redemption of any series of debt securities in part, neither we nor the trustee will be required to:
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issue, register the transfer of or exchange debt securities of that series during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

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register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305).

Covenants
We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. The “covenant defeasance” provisions described below will apply to those covenants unless we provide otherwise in a prospectus supplement related to a particular series of debt securities.
Restrictions on Consolidation, Merger and Certain Sales of Assets
Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:
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immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and
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the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Section 801).

Events of Default
Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are “events of default” for any series of debt securities:
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our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

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our failure to pay the principal or any premium on those debt securities when due at maturity;

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our failure to deposit any sinking fund payment for those debt securities when due;

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our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

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our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $50 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

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the occurrence of certain events of bankruptcy, insolvency or reorganization; or

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the occurrence of any other event of default that we provide for debt securities of that series. (Section 501).

If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)
The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)
We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.
Subject to the provisions of the indenture relating to the trustee’s duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

Defeasance and Satisfaction and Discharge
The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:
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have been delivered to the trustee for cancellation;

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have become due and payable; or

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will upon their stated maturity or redemption within one year become due and payable,

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and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities. (Section 401)

The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.
Defeasance and Discharge
The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:
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We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

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We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 403).

Defeasance of Certain Covenants
The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:
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We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

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We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 1004).

Modification of the Indenture
We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:
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change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

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reduce the principal amount of any debt security;

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reduce the rate of interest on any debt security;

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reduce any additional amounts payable on any debt security;

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reduce any premium payable upon the redemption of any debt security;

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reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

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change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

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impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

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reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

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reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences; or

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modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived, without the consent of the holders of each of the debt securities affected by that modification or amendment. (Section 902)
We and the trustee may amend the indenture without notice to or the consent of any holder of debt securities for any of the following purposes:
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to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

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to add to our covenants for the benefit of the holders of all or any series of debt securities;

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to surrender any right or power conferred upon us in the indenture;

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to add additional events of default;

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to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

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to permit or facilitate the issuance of debt securities in uncertificated form;

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to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination:

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shall not (X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or (Y) modify the rights of any holder of those outstanding debt securities with respect to such provision, or

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shall become effective only when there are no such debt securities of that series outstanding;

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to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

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to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

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to secure the debt securities;

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to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect;

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to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect; or

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to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect. (Section 901).

Conversion Rights
We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:
•
whether those debt securities are convertible into our common stock or preferred stock;

•
the conversion price or manner of calculating the conversion price;

•
the conversion period;

•
provisions as to whether conversion will be at our option or the option of the holders;

•
the events requiring an adjustment of the conversion price; and

•
provisions affecting conversion in the event of the redemption of those debt securities. (Section 301).

Book-Entry Debt Securities
We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301, 304 and 305)
Tax Related Considerations
Payment of Additional Amounts
Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax (“Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any “additional amounts” necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an “excluded holder”). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:
•
Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

•
liability, including penalties, interest and expense, arising from those Taxes; and

•
Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007).

Redemption or Assumption of Debt Securities under Certain Circumstances
If we determine, based upon an opinion of counsel, that we would be required to pay an additional amount, because of any change in or amendment to:
•
the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

•
the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction; or

•
any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days’ nor more than 60 days’ notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108).

SELLING SHAREHOLDERS
The following table provides the name of each selling shareholder and the number of shares of our common stock offered by each selling shareholder under this prospectus. Each selling shareholder listed below has previously been granted registration rights with respect to the shares offered pursuant to that Amended and Restated Registration Rights Agreement, dated as of July 30, 1997 among the Company, A. Wilhelmsen AS, Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. (the “Initial Shareholders”), as joined from time to time by assignees of the Initial Shareholders. The shares offered by this prospectus may be offered from time to time by the selling shareholders listed below. The selling shareholders are not obligated to sell any of the shares of common stock offered by this prospectus. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling shareholders may also offer and sell less than the number of shares indicated. The selling shareholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale.
Information with respect to beneficial ownership is based on our records, information filed with the SEC or the most recent information furnished to us by each selling shareholder. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
Name	Shares Beneficially Owned Before the Offering		Maximum Number of Shares Offered	Shares Beneficially Owned After the Offering Assuming All Shares Registered Are Sold(1)
	Number(#)	Percent(2)		Number(#)	Percent(2)
A WILHELMSEN AS(3)	23,206,512	9.77%	23,134,512	72,000	*
Osiris Holdings Inc.(4)	11,496,865	4.84%	10,156,380	1,340,485	*

*
Denotes ownership of less than 1% of the outstanding shares of common stock

(1)
Assumes that all of the shares of common stock registered by the selling shareholders have been sold.

(2)
Based on 237,620,970 shares of our common stock issued and outstanding as of February 26, 2021.

(3)
A WILHELMSEN AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. The shares reported in the table include 5,035,259 shares owned by AWECO INVEST AS, an affiliate of A WILHELMSEN AS. A WILHELMSEN AS has the power to vote and dispose of the shares owned by AWECO INVEST AS pursuant to an agreement between A. Wilhelmsen AS and AWECO INVEST AS. The address of A WILHELMSEN AS is Beddingen 8, 0250 Oslo, Norway.

(4)
Represents (i) 9,656,380 shares held by Osiris Holdings Inc., a Liberian corporation indirectly beneficially owned by a trust primarily for the benefit of certain members of the Ofer family, and (ii) 1,840,485 shares held by Dean Holdings Inc., a wholly-owned subsidiary of Osiris Holdings Inc. Only 500,000 shares of the 1,840,485 shares held by Dean Holdings Inc. are being registered pursuant to this prospectus. Eyal Ofer is a member of our Board of Directors. He disclaims beneficial ownership of the shares held by Osiris Holdings Inc. and Dean Holdings Inc. The address of Osiris Holdings Inc. is c/o Global Holdings Management Group S.A.M., 3 ruelle Saint Jean, 98000 Monaco.

PLAN OF DISTRIBUTION
We and any selling shareholder (including any selling shareholder’s transferees, assignees or other successors-in-interest) may sell the securities offered under this prospectus in any one or more of the following ways from time to time:
•
through agents;

•
to or through underwriters;

•
through brokers or dealers;

•
through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•
directly to one or more purchasers, including through a specific bidding, auction or other process;

•
through a combination of any of these methods of sale; or

•
any other method permitted by applicable law.

The common stock may be sold in one or more transactions at:
•
fixed prices;

•
prevailing market prices at the time of sale;

•
prices related to the prevailing market prices;

•
varying prices determined at the time of sale; or

•
negotiated prices.

These sales may be effected in transactions:
•
on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•
in the over-the-counter market;

•
otherwise than on such exchanges or services or in the over-the-counter market;

•
through the writing of options, whether the options are listed on an options exchange or otherwise (including the issuance by the selling shareholders of derivative securities);

•
through the settlement of short sales; or

•
through a combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.
If required by applicable law, we will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:
•
the names of any agents, underwriters, brokers or dealers;

•
the purchase price of the securities and the net proceeds from the sale;

•
any underwriting discounts and other items constituting underwriters’ compensation;

•
any public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•
any securities exchanges on which the shares of common stock may be listed; and

•
any other information we think is material.

In addition, any selling shareholder may sell securities covered by this prospectus in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

We and the selling shareholders may sell securities from time to time through agents. We will name any agent involved in the offer or sale of such securities and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.
In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us or the selling shareholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us, a selling shareholder or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on our behalf or on behalf of any selling shareholders that participate in a distribution of securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.
In connection with the distribution of the common stock covered by this prospectus or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with a selling shareholder. A selling shareholder may also sell shares of common stock short and deliver the shares of common stock offered by this prospectus to close out short positions. A selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. A selling shareholder may also from time to time pledge our securities pursuant to the margin provisions of customer agreements with a broker or other agreements with lenders. Upon a default, the broker or lender may offer and sell such pledged shares from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.
Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us or a selling shareholder against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.
The selling shareholders and any other person participating in such distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
There can be no assurance that any selling shareholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus is a part.

LEGAL MATTERS
Unless the applicable prospectus supplement indicates otherwise, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon the validity of any debt securities sold under this prospectus. Watson Farley & Williams LLP, New York, New York, will pass upon the validity of any common stock or preferred stock sold under this prospectus. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.
EXPERTS
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020, have been so incorporated in reliance on the report (which contains an emphasis of matter paragraph relating to the impact of COVID-19, Royal Caribbean Cruises Ltd.'s liquidity and management’s plans, as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

16,938,148 Shares

Royal Caribbean Cruises Ltd.
Common Stock

PROSPECTUS SUPPLEMENT

Morgan StanleyBofA Securities
March 1, 2021